Exhibit 99.1

NOTICE OF 2015
ANNUAL GENERAL MEETING
OF SHAREHOLDERS
OF CASCADES INC.

AND MANAGEMENT PROXY CIRCULAR

Our Annual General Meeting of Shareholders will be held at 11:00 a.m., local time, on Thursday, May 7, 2015 at Cinéma Excentris, 3536 Saint-Laurent Blvd, Montréal, (Québec).

As a shareholder of Cascades Inc., you may exercise the voting rights attached to your shares by proxy or in person at the Meeting.

Your vote is important.

This document sets forth who is entitled to vote, the matters upon which you will be asked to vote and how to exercise your shareholder voting rights.

Please read it carefully.

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF CASCADES INC.

TO THE SHAREHOLDERS OF CASCADES INC.

Notice is hereby given that the Annual General Meeting of the Shareholders (the “Meeting”) of Cascades Inc. (the “Corporation” or “Cascades”) will be held on Thursday, May 7, 2015 at Cinéma Excentris, 3536 Saint-Laurent Blvd, Montréal (Québec), at 11:00 a.m., local time, for the following purposes:

1.	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2014, and the Independent Auditor’s report thereon;

2.	To elect the directors of the Corporation for the ensuing year;

3.	To appoint the Independent Auditor of the Corporation for the ensuing year and authorize the board of directors to fix their remuneration;

4.	To consider and, if deemed advisable, to adopt a resolution approving an Advance Notice By-law, the full text of which is reproduced as Schedule A to the Management Proxy Circular;

5.	To consider and, if deemed advisable, approve, on an advisory basis, a resolution accepting the Corporation's approach to executive compensation;

6.	To consider the shareholder proposals set forth in Schedule B to the Management Proxy Circular; and

7.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the accompanying Management Proxy Circular. Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and deliver the enclosed proxy form to Computershare Investor Services Inc., no later than Tuesday, May 5, 2015 at 5:00 p.m., local time, in the envelope provided for that purpose.

Kingsey Falls, Québec, March 16, 2015.

By Order of the Board,

/s/ Robert F. Hall
Robert F. Hall
VICE-PRESIDENT, LEGAL AFFAIRS AND CORPORATE SECRETARY

2

LETTER TO SHAREHOLDERS

IMPORTANT MEETING

Dear shareholders:

Following a year marked by several important strategic decisions and celebrations held in honour of our 50th anniversary, it is with great pleasure that I invite you, on behalf of Cascades’ Board of Directors and Management Team, to our annual general meeting of shareholders that will take place at Cinéma Excentris, in Montréal, on May 7, 2015, at 11:00 a.m.

The agenda is outlined in the enclosed notice of annual meeting of shareholders and management proxy circular. The meeting will include highlights from 2014 and information about our future projects presented by Cascades’ senior management.

THANK YOU, BERNARD!

The meeting will also be marked by an important event. In recent years, several senior Board members, some of whom had been with us for many years, moved on to other ventures. This year is no exception. This year’s annual general meeting will be the last one that Bernard Lemaire will attend as a Board member. Bernard, one of the founders of Cascades, recently notified the Board of Directors of his decision not to seek a new mandate. Although Bernard will not be seeking re-election to the board, he has agreed to give the board the benefit of his wisdom and experience and play an advisory role as a board observer with the honorary title of "Director Emeritus".

We will therefore take the opportunity to pay tribute to him and honour the invaluable legacy that he is leaving us, and I am sure that emotions will run high. Although Bernard likes to say that Cascades is what it is because of the men and women who work there, we cannot deny that the Corporation essentially carries his DNA. He was part of every decision and event that transformed the small family recycling business into a multinational corporation that is now a leader in the recovery and recycling sector and the production of green packaging and tissue products.

Finally, as we do each year, we invite you to read our annual report and management proxy circular, and to vote your shares. We hope that you will join us for the annual meeting.

Sincerely,

/s/ Alain Lemaire
Alain Lemaire
EXECUTIVE CHAIR OF THE BOARD

3

MANAGEMENT PROXY CIRCULAR
TABLE OF CONTENTS

SECTION 1 - VOTING INFORMATION	6
1.1 Solicitation of Proxies	6
1.2 Appointment and Revocation of Proxies	6
1.3 Exercise of Discretion by Proxies	6
1.4 Record Date for Notice of Meeting	6
1.5 Voting Shares and Principal Holders	6
1.6 Non-Registered Holders	7

SECTION 2 - BUSINESS OF THE MEETING	8
2.1 Financial Statements	8
2.2 Election of Directors	8
2.2.1 Board Nominees	8
2.2.2 Majority Voting Policy	8
2.2.3 Additional Disclosure Relating to Directors	13
2.2.4 Board Interlocks	14
2.2.5 Directors Attendance Record to Board and Committee Meetings	14
2.3 Appointment of Independent Auditor	14
2.3.1 Auditors' Independence	15
2.3.2 Independent Auditor Fees	15
2.3.3 Policies and Procedures for the Engagement of Audit and Non-Audit Services	15
2.4 Approval of the Advance Notice By-Law	15
2.5 Advisory Vote on Executive Compensation	16
2.6 Shareholder Proposals	16

SECTION 3 - STATEMENT OF EXECUTIVE COMPENSATION	17
3.1 Compensation Discussion and Analysis	17
3.1.1 Compensation and the Human Resources Committee	17
3.1.2 Compensation of Named Executive Officers	18
3.1.3 Benchmarking practices	18
3.1.4 Compensation Components	19
3.2 Executive Compensation Summary	19
3.2.1 Summary Compensation Table	23
3.3 Incentive Plan Awards	24
3.3.1 Outstanding Option-Based Awards and Share-Based Awards	24
3.3.2 Incentive Plan Awards - Value Vested or Earned during the Year	25
3.4 Share Purchase Plan	25
3.5 Retirement Plans	25
3.6 Termination or Change of Control Benefits	27
3.7 Performance Graph	28

4

3.8 Compensation of Directors	28
3.8.1 Retainer and Attendance Fees	28
3.8.2 Deferred Share Unit Plan	29
3.8.3 Summary Compensation Table	29
3.8.4 Incentive Plan Awards - Value Vested or Earned during the Year	30
3.8.5 Incentive Plan Awards - Outstanding Share-Based Awards	31
3.8.6 Securities Authorized for Issuance under Equity Compensation Plans	31

SECTION 4 - OTHER INFORMATION	32
4.1 Interest of Insiders and Other Persons in Material Transactions	32
4.2 Indebtness of Directors and Executive Officers	32
4.3 Corporate Governance	32
4.4 Information on the Audit and Finance Committee	32
4.5 Other Business	33
4.6 Shareholder Proposals	34
4.7 Additional Information	34
4.8 Director Approval	34

SCHEDULE A Advance Notice By-law	34

SCHEDULE B Shareholder Proposals	36

SCHEDULE C Statement of Corporate Governance Practices	39

SCHEDULE D Charter of the Audit and Finance Committee	45

SCHEDULE E Charter of the Board of Directors	48

SCHEDULE F Mandate of the Chair of the Board of Directors	51

SCHEDULE G Mandate of the Chief Executive Officer	52

SCHEDULE H Description of the responsibilities of the Chairs of the Committees of the Board of Directors	53

SCHEDULE I Mandate of the Lead Director	54

5

SECTION 1

VOTING INFORMATION

This management proxy circular (the ''Circular'') is sent in connection with the solicitation of proxies by the management of Cascades Inc. (the ''Corporation'' or ''Cascades''), to be used at the Annual General Meeting of Shareholders of the Corporation or any adjournment thereof (the ''Meeting'') to be held at the time and place and for the purposes set forth in the foregoing Notice of said meeting (the "Notice of Meeting"). Except as otherwise indicated, the information contained herein is given as of March 16, 2015.

1.1    SOLICITATION OF PROXIES

Proxies in the enclosed form are solicited by the Board of Directors and the management of the Corporation. The solicitation will be principally by mail and the cost of solicitation will be borne by the Corporation.

If you cannot attend the Meeting in person, complete and return the enclosed form of proxy to the transfer agent and registrar, Computershare Investor Services Inc., in Montréal, in the envelope provided. Your proxy must be delivered to Computershare Investor Services Inc., no later than 5:00 p.pm., local time, on the second business day preceding the date of the Meeting, or any adjournment thereof, as this will enable your vote to be recorded.

1.2    APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are Directors and Officers of the Corporation. A shareholder has the right to appoint another person (who need not be a shareholder of the Corporation) to represent him or her at the meeting either by inserting the name of his or her chosen representative in the blank space provided in the proxy form or by completing another appropriate proxy form and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Corporation, Computershare Investor Services Inc., in Montreal, no later than 5:00 p.m., local time, on the second business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it at any time prior to its use, by means of an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof. Such instrument should be deposited with Computershare Investor Services Inc., at 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1 not later than 5:00 p.m., local time, on the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

1.3    EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them or, in the absence of such direction, as indicated in the form of proxy. In the absence of such direction, said voting rights will be exercised IN FAVOUR of the election of each of the eleven (11) nominees whose names appear herein under the heading ''ELECTION OF DIRECTORS'', IN FAVOUR of the appointment of the firm PricewaterhouseCoopers LLP, Partnership of chartered professional accountants, as Independent Auditor, in accordance with the terms and conditions set out under the heading ''APPOINTMENT OF INDEPENDENT AUDITOR'', all as more particularly described on page 13 of this Circular, IN FAVOUR of the resolution approving an Advance Notice By-Law as described on page 14 of this Circular, IN FAVOUR of the advisory resolution accepting the Corporation's approach to executive compensation as described on page 14 of this Circular and AGAINST the shareholder proposals set out in Schedule B to this Circular.

The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of meeting and to other matters which may properly come before the Meeting (or any adjournment thereof). As of the date of this Circular, Management of the Corporation knows of no such amendment, variation or other matter expected to come before the meeting.

1.4    RECORD DATE FOR NOTICE OF MEETING

The Board of Directors has fixed March 16, 2015 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive the Notice of Meeting.

1.5    VOTING SHARES AND PRINCIPAL HOLDERS

Holders of Common Shares of the Corporation who are included in the list of shareholders registered at the close of business on March 16, 2015, shall have the right to vote at the Meeting or at any adjournment thereof, except if a shareholder has transferred the ownership of any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands no later than ten (10) days before the Meeting, that his name be included in the list of shareholders having the right to vote at the Meeting, in which case the transferee and not the transferor shall be entitled to vote his shares at the Meeting. Each Common share is entitled to one vote with respect to the matters pertaining to the Meeting.

6

The Corporation is authorized to issue an unlimited number of common shares. As at March 16, 2015, 94,219,380 common shares (the "Common Shares") were issued and outstanding. If two or more persons holding shares jointly are present, in person or by proxy, at the Meeting, they shall vote as one on the shares jointly held by them.

On March 16, 2015, no person, to the knowledge of the Directors and Officers of the Corporation, beneficially owned, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities, with the exception of the following persons:

SECURITY CLASS	NAME OF BENEFICIAL OWNER	NUMBER OF COMMON SHARES AND NATURE OF OWNERSHIP (1) (2)	PERCENTAGE OF CLASS
Common Shares	Bernard Lemaire	12,974,159	13.77%
Common Shares	Laurent Lemaire	12,616,651	13.39%

(1)    Held personally or through a wholly-owned holding company.
(2)    These amounts do not include the 500,000 shares that Bernard and Laurent Lemaire each transferred to La Fondation de la Famille Lemaire, reserving their voting rights related thereto.

1.6    NON-REGISTERED HOLDERS

The information set forth in this section is of importance to the shareholders who do not hold their Common Shares of the Corporation in their own name (the “Non-Registered Holders”). Non-Registered Holders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the meeting. However, in many cases, Common Shares of the Corporation beneficially owned by a Non-Registered Holder are registered either:

1.
in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

2.in the name of a clearing agency (such as The Canadian Depository for Securities Limited, or “CDS”), of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, (“National Instrument 54-101”) of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, the Financial Statements including management’s discussion and analysis (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

1.
be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is completed as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services Inc., as described above;

2.	more typically, be given a voting instruction form, which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solution, Inc. (“Broadridge”). Broadridge typically mails a proxy form to the Non-Registered Holders and asks such Non-Registered Holders to return such proxy form to Broadridge (the Broadridge form also allows completion of the voting instructions form by telephone or by Internet). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at a shareholders’ meeting. A Non-Registered Holder receiving a proxy form from Broadridge cannot use that proxy to vote Common Shares directly at the meeting, the proxy must be returned to Broadridge well in advance of the meeting in order to have the Common Shares voted.

Common Shares held by brokers or their agents or nominees can be voted for or against resolutions only upon the instructions of the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker’s clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

7

SECTION 2

BUSINESS OF THE MEETING

This Circular contains information relating to the receipt of Cascades' consolidated financial statements, the election of directors, the appointment of the Independent Auditor including authorizing the board of directors (the "Board") to fix their remuneration, the approval of an advisory resolution to accept the Corporation's approach to executive compensation, the approval of the Advance Notice By-Law set forth in Schedule A hereto and the shareholder proposals submitted by MÉDAC (Mouvement d'éducation et de défense des actionnaires) described in Schedule B to the Circular.

2.1    FINANCIAL STATEMENTS

The audited consolidated financial statements for the year ended December 31, 2014 (Fiscal 2014) and report of the Independent Auditor thereon are included in the Corporation’s 2014 Annual Report. The 2014 Annual Report, in English or French, is available on SEDAR at www.sedar.com or on the Corporation's website at www.cascades.com and will be available at the Meeting.

2.2    ELECTION OF DIRECTORS

2.2.1    BOARD NOMINEES

The process to nominate the Corporation's directors is described under the heading "Nomination of Directors" in the Statement of Corporate Governance Practices in Schedule C to this Circular. The Board has also adopted a policy on the mandatory retirement age for directors in order to enable it to engage in a thorough succession planning process. This policy is described under the heading "Director term limits and other mechanisms at Board renewal" in the Statement of Corporate Governance Practices in Schedule C to this Circular.

The Board has established eleven (11) as the number of directors to be elected at the Meeting. All of the nominees, other than Mario Plourde, were elected as directors at last year's annual meeting held on May 8, 2014 by a majority of the votes. Mario Plourde was appointed to the Board on November 6, 2014. Mr. Bernard Lemaire will not be standing for re-election. If elected, nominees will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

For each of the eleven (11) nominees proposed by management for election as directors of the Corporation, the following charts set out their name, age and place of residence, their principal occupation, the year in which they first became a director of the Corporation, the number of Common Shares of the Corporation beneficially owned directly or indirectly by each of them or over which they exercise control, their independence status, the number of deferred share units they hold, if the nominee sits on Boards of Directors and committees of other public companies and membership on the committees of the Board of the Corporation. Also disclosed in their respective biographies is each nominee's current security holdings and their value of at-risk holdings as at December 31, 2014, the percentage of votes voted in favour of their election at last year's meeting and their overall Board and Committee attendance in 2014. The information related to the number of shares beneficially owned or over which they exercise control was provided by the respective nominees. As indicated in the attached form of proxy, shareholders may vote for each nominee individually as directors of the Corporation.

2.2.2    MAJORITY VOTING POLICY

The majority voting policy applies to this election. Under this policy, a nominee for election as a director who receives a greater number of votes withheld than votes for, with respect to the election of directors by shareholders, will be expected to offer to tender his resignation to the Executive Chair of the Board following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such resignation offer and make a recommendation to the Board whether to accept it or not. The Board will make its decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offered to tender his resignation shall not take part in any committee or Board deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors, namely those where the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees other than those presented by the Board.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of each of the nominees proposed by management, unless the shareholder granting this proxy has indicated that the shares are to be voted otherwise or are not to be voted in respect of the election of directors. Management does not anticipate that any of the proposed nominees will be unable to act as a director. If such becomes the case for any reason whatsoever prior to the meeting, the persons named as proxies in the enclosed form of proxy reserve the right to vote at their discretion IN FAVOUR of other candidates.

8

	Principal occupation :	Director
	Committee(s) :	N.A.
2014 Annual Meeting Votes in favour (%) : 87.45

Laurent Lemaire Age 76 Warwick (Québec) Canada Non-Independent Director since 1964
One of the founders of Cascades, Mr. Lemaire held the position of Chairman of the Board of Directors from May 2008 to May 2011 and was Vice-Chair of the Board from November 2011 to May 2014. He was President and Chief Executive Officer of the Corporation from 1992 to 2004. He holds a Masters degree in Commerce and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He also sits on the Board of Directors of Reno de Medici S.p.A., an Italian-based public company, manufacturer of coated and recycled boxboard. Mr. Lemaire is an Officer of the Order of Canada.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2014		DECEMBER 31, 2013		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2014 ($) (5)
SHARES (2)	DSUs	SHARES (2)	DSUs
12,616,651	—	12,442,504	—	174,147	88,568,890

	Principal occupation :	Executive Chair of the Board
	Committee(s) :	N.A.
2014 Annual Meeting Votes in favour (%) : 97.31

Alain Lemaire Age 67 Kingsey Falls (Québec) Canada Non-Independent Director since 1967
One of the founders of Cascades, Mr. Lemaire is Executive Chair of the Board of the Corporation. He held the position of President and Chief Executive Officer from 2004 to May 2013. He was Executive Vice-President of the Corporation from 1992 to 2004 and was President and Chief Executive Officer of Norampac Inc., from 1998 to 2004. A former student of the Institut des pâtes et papiers of Trois-Rivières (Québec), he holds an Honorary Doctorate in Business Administration from the University of Sherbrooke. In 2013, he received an Honorary Doctorate in Civil Law from Bishop's University in Lennoxville (Québec). Mr. Lemaire is an Officer of the Order of Canada.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2014		DECEMBER 31, 2013		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2014 ($) (5)
SHARES (3)	DSUs	SHARES (3)	DSUs
4,969,405	—	4,964,377	—	5,028	34,885,223

	Principal occupation :	President, Louis Garneau Sports Inc.
	Committee(s) :	Human Resources (Member)
2014 Annual Meeting Votes in favour (%) : 98.84

Louis Garneau Age 56 St-Augustin-de-Desmaures (Québec) Canada Independent (1) Director since 1996
Mr. Garneau is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He is a member of the Human Resources Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre national of Québec and an Officer of the Order of Canada. In June 2007, he was awarded an Honorary Doctorate from the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society. In November 2014, he was awarded the Medal of Honour of the National Assembly of Québec. This medal is awarded to public figures who are deserving of recognition by the Members of the Assembly.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2014		DECEMBER 31, 2013		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2014 ($) (5)
SHARES	DSUs	SHARES	DSUs
5,018	42,534	5,018	38,035	4,499	333,815

9

	Principal occupation :	Director
	Committee(s) :	Environment, Health and Safety (Chair) Corporate Governance and Nominating (Member)
2014 Annual Meeting Votes in favour (%) : 90.98

Sylvie Lemaire Âge 52 Otterburn Park (Québec) Canada Non-Independent Director since 1999
Ms. Lemaire is a director of companies. She has held production, research and development and general management positions. She was co-owner of Dismed Inc., a distributor of medical products and Fempro Inc., a manufacturer of absorbant products, where she held the position of President until 2007. She is Chair of the Environment, Health and Safety Committee and a member of the Corporate Governance and Nominating Committee. Since June of 2014, Ms. Lemaire is a certified Director of Companies having sucessfully completed the governance program offered by the Collège des administrateurs de sociétés of Université Laval (Québec). Ms. Lemaire holds the degree of Bachelor in Industrial Engineering from the Montréal École polytechnique.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2014		DECEMBER 31, 2013		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2014($) (5)
SHARES (4)	DSUs	SHARES (4)	DSUs
275,287	42,534	331,287	38,035	(94,035)	1,932,515

	Principal occupation :	Partner, McCarthy Tétrault
	Committee(s) :	Human Resources (Chair) Corporate Governance and Nominating (Member)
2014 Annual Meeting Votes in favour (%) : 98.21

David McAusland Age 61 Beaconsfield (Québec) Canada Independent (1) Director since 2003
Mr. McAusland is a partner in the law firm of McCarthy Tétrault. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is Chair of the Human Resources Committee and a member of the Corporate Governance and Nominating Committee. Mr. McAusland sits on the Boards of Directors of Cogeco Inc., and Cogeco Cable Inc., two companies involved in the communications sector where he is a member of the Corporate Governance Committee and Chair of the Strategic Opportunities Committee of both these issuers. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, where he is a member of the Compensation Committee. He is the Chairman of the Board of Directors of ATS Automation Tooling Systems, a leader in automation manufacturing solutions. He is also a voting member of the Accounting Standards Oversight Council. Furthermore, he is a director of certain non-for-profit organizations, such as the General Hospital Foundation and Chairman of the Board of the Fondation de l’École nationale du cirque.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2014		DECEMBER 31, 2013		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2014 ($) (5)
SHARES	DSUs	SHARES	DSUs
4,000	50,738	4,000	41,695	9,043	384,261

10

	Principal occupation :	Co-Founder of Sui Generis Investment Partners
	Committee(s) :	Corporate Governance and Nominating (Chair) Audit and Finance (Member)
2014 Annual Meeting Votes in favour (%) : 97.47

James B.C. Doak Age 59 Toronto (Ontario) Canada Independent (1) Director since 2003
An economist and chartered financial analyst, Mr. Doak is Co-Founder of Sui Generis Investment Partners, a Toronto-based investment company since 2014. Prior thereto, he was President and Managing Director of Megantic Asset Management Inc., a Toronto-based investment company, from 2002 to 2014. From 1997 to 2002, he held the position of President of Enterprise Capital Management Inc. He is a member of the Audit and Finance Committee and Chair of the Corporate Governance and Nominating Committee. Mr. Doak is Chairman of the Board and a member of the Audit and Finance Committee of Khan Resources Inc. a uranium exploration and development company. He holds a Diplôme d’études collégiales from McGill University and a B.A. in Economics from the University of Toronto. Mr. Doak is a Knight of the National Order of the Legion of Honour of the Republic of France.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2014		DECEMBER 31, 2013		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2014 ($) (5)
SHARES	DSUs	SHARES	DSUs
—	42,534	—	38,035	4,499	298,589

	Principal occupation :	Director of companies
	Committee(s) :	Audit and Finance (Chair) Environment, Health and Safety (Member) Lead Director
2014 Annual Meeting Votes in favour (%) : 97.61

Georges Kobrynsky Age 68 Outremont (Québec) Canada Independent (1) Director since 2010
Mr. Kobrynsky is a director of companies. He is Chair of the Audit and Finance Commitee and a member of the Environment, Health and Safety Committee. He held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. Mr. Kobrynsky has held for more than 30 years, various senior positions at Domtar Inc., including Senior Vice-President, Pulp and Paper Sales, Marketing and Customer Relations Group from 2001 to 2005 and Senior Vice-President, Communication Papers Division from 1995 to 2001. He sat on the Board of Directors of Norampac Inc., from 1998 to 2006. He holds a Master of Business Administration from McGill University, a Bachelor’s degree in Forest Engineering from Université Laval and a Bachelor of Arts from the Université de Montréal. He is a member of the Board of Directors of Supremex Inc., a Canadian manufacturer of stock and custom envelopes and Chair of the Pension Investment Committee and a member of the Audit and Human Resources Committees.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2014		DECEMBER 31, 2013		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2014 ($) (5)
SHARES	DSUs	SHARES	DSUs
—	19,123	—	15,183	3,940	134,243

11

	Principal occupation :	Director
	Committee(s) :	Human Resources (Member)
2014 Annual Meeting Votes in favour (%) : 86.55

Élise Pelletier Age 54 Chambly (Québec) Canada Independent (1) Director since 2011
Retired since 2003, Ms. Pelletier accumulated over twenty years of experience within the Corporation, having held the position of Vice-President, Human Resources of the Corporation during the period between 1995 and 1998, and thereafter, the position of Vice-President with Norampac Inc., during the period between 1998 to 2003. She has extensive knowledge of the pulp and paper sector and was a member of the Board of Directors of the Corporation from 1993 to 2001. She is a member of the Human Resources Committee. She holds a Certificate in governance of companies from the Collège des administrateurs de sociétés, Université Laval (Québec). She holds the degree of Bachelor in Industrial Relations from the Université de Montréal.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2014		DECEMBER 31, 2013		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2014 ($) (5)
SHARES	DSUs	SHARES	DSUs
1,000	11,777	1,000	8,014	3,763	89,695

	Principal occupation :	President and Chief Executive Officer, The Montreal Port Authority
	Committee(s) :	Environment, Health and Safety (Member)
2014 Annual Meeting Votes in favour (%) : 98.82

Sylvie Vachon Age 55 Longueuil (Québec) Canada Independent (1) Director since 2013
Ms. Vachon is President and Chief Executive Officer of The Montreal Port Authority (MPA), an autonomous federal agency since 2009. From 1997 to 2009, she was Vice-President, Administration and Human Resources for that federal agency. She is a member of the Environment, Health and Safety Committee. She is a member of the Board of Directors of the Association of Canadian Port Authorities. Ms. Vachon is Chair of the Board of Directors of Cargo Montreal, the logistic and transportation metropolitain cluster. She is a governor member of the Conseil patronal de l’environnement du Québec whose mission is to mobilize Québec companies in order to promote their commitment towards environmental protection and the implementation of sustainable development. Ms. Vachon is also a member of the Board of Directors of SODES whose mission is to protect and promote the economic interests of the St. Lawrence maritime community from a sustainable development perspective. She also sits on the Board of Directors of the Cercle des présidents (Québec). In 2014, she received the St. Lawrence Award, which is awarded to individuals whose actions have been noteworthy in the marine industry. She holds the degree of Bachelor in Administration, majoring in Human Resources Management from the University of Sherbrooke.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2014		DECEMBER 31, 2013		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2014 ($) (5)
SHARES	DSUs	SHARES	DSUs
—	6,114	—	2,486	3,628	42,920

12

	Principal occupation :	Executive Vice-President, Chief Financial and Administrative Officer Gildan Activewear Inc.
	Committee(s) :	Audit and Finance (Member)
2014 Annual Meeting Votes in favour (%) : 98.84

Laurence G. Sellyn Age 65 Beaconsfield (Québec) Canada Independent (1) Director since 2013
Mr. Sellyn joined Gildan Activewear in April 1999, where he holds the position of Executive Vice-President, Chief Financial and Administrative Officer. Prior thereto, he held several senior management positions with well recognized Canadian public companies. From 1992 to 1999, he held the position of Chief Financial Officer and Senior Vice-President of Finance and Corporate Development of Wajax Inc. Mr. Sellyn held successive positions of increasing responsibility at Domtar Inc., including acting as Corporate Controller from 1987 to 1991. He is a U.K. Chartered Accountant. He holds a Masters degree in Modern Languages and Literature from Oxford University. Mr. Sellyn sits on the Boards of Directors of Beyond the Rack Enterprises Inc. and Noble Iron Inc.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2014		DECEMBER 31, 2013		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2014 ($) (5)
SHARES	DSUs	SHARES	DSUs
20,000	12,221	20,000	4,970	7,251	226,191

	Principal occupation :	President and Chief Executive Officer
	Committee(s) :	N.A.
2014 Annual Meeting Votes in favour (%) : N.A.

Mario Plourde Age 53 Kingsey Falls (Québec) Canada Non-Independent Director since November 2014
Mr. Plourde is President and Chief Executive Officer of the Corporation since May 2013. He has been in the employ of the Corporation since 1985 and has held several senior management positions such as Vice-President and Chief Operating Officer of Cascades' Specialty Products Group. He was named President of this Group in 2000. In 2011, he was appointed Chief Operating Officer of the Corporation. He joined the Board of Directors of Cascades on November 6, 2014. Mr. Plourde also sits on the Board of Directors of Transcontinental Inc., and is a member of the Governance Committee. Actively involved in social and community affairs, he was awarded in 2012, the Prix bâtisseur - Tour CIBC Charles Bruneau, (a foundation for pediatric cancer research). Monsieur Plourde holds a Bachelor's degree in Business Administration, majoring in Finance from the Université du Québec in Montréal.

INFORMATION ON EQUITY HOLDINGS
DECEMBER 31, 2014		DECEMBER 31, 2013		TOTAL NET CHANGE (#)	TOTAL VALUE AT RISK AS OF DECEMBER 31, 2014 ($) (5)
SHARES	DSUs	SHARES	DSUs
103,910	—	90,236	—	13,674	729,448

(1)
"Independent" refers to the standards of independence established under Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).

(2)
Held directly or indirectly by Gestion Laurent Lemaire Inc., of which Laurent Lemaire is the sole voting shareholder. This amount does not include the 500,000 shares transferred to La Fondation de la Famille Lemaire, reserving his voting rights related thereto.

(3)	Held directly or indirectly by Gestion Alain Lemaire Inc., of which Alain Lemaire is the sole voting shareholder.

(4)	186,277 shares are held directly or indirectly by Tremer II Inc., a company in which Ms. Lemaire holds a 50% shareholding.

(5)	The total value at risk is based on the closing share price of the Common Shares of the Corporation on the Toronto Stock Exchange (TSX) on December 31, 2014 ($7.02).

2.2.3    ADDITIONAL DISCLOSURE RELATING TO DIRECTORS

To the best knowledge of the Corporation, based on the information furnished by the Nominee Directors, no proposed nominee to the Board of Directors is, as at March 16, 2015, or has been, within 10 years before the date hereof; (a) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of that company; (b) subject to a cease trade order, an order similar to a cease trade order or an order that denied a company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of that company and which resulted from an event that occurred while that person was acting in such capacity; (c) a director or executive officer of any company

13

that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (d) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets. Furthermore, to the knowledge of the Corporation, no proposed nominee to the Board of Directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether or not to vote for a proposed nominee to the Board of Directors.

2.2.4    BOARD INTERLOCKS

The Board of Directors has reviewed the membership of the proposed nominees to the Corporation’s Board on the boards of other public companies and has determined that only the following nominees sit on the same Board of Directors: Messrs. David McAusland and James B.C. Doak are members of the Board of Directors of Khan Resources Inc., a uranium and exploration development company.

2.2.5    DIRECTORS ATTENDANCE RECORD TO BOARD AND COMMITTEE MEETINGS

The Board has established the following four committees, each with its own written charter: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources Committee and the Environment, Health and Safety Committee.

The following table sets forth the attendance of the current Directors at the Board and Committee meetings held during the last fiscal year:

	NUMBER AND PERCENTAGE OF MEETINGS ATTENDED BY A DIRECTOR
DIRECTOR	BOARD OF DIRECTORS		AUDIT AND FINANCE COMMITTEE		CORPORATE GOVERNANCE AND NOMINATING COMMITTEE		HUMAN RESOURCES COMMITTEE		ENVIRONMENT, HEALTH AND SAFETY COMMITTEE
	(9 meetings)		(6 meetings)		(4 meetings)		(5 meetings)		(4 meetings)
Bernard Lemaire	9/9	100%
Laurent Lemaire	9/9	100%
Alain Lemaire	9/9	100%
Paul R. Bannerman (1)	2/4	50%
Louis Garneau	8/9	89%					5/5	100%
Sylvie Lemaire	8/9	89%			4/4	100%			4/4	100%
David McAusland	9/9	100%			4/4	100%	5/5	100%
James B.C. Doak	9/9	100%	6/6	100%	4/4	100%
Georges Kobrynsky	9/9	100%	6/6	100%					4/4	100%
Élise Pelletier	9/9	100%					5/5	100%
Laurence G.Sellyn	9/9	100%	6/6	100%
Sylvie Vachon	9/9	100%							4/4	100%
Mario Plourde (2)	2/2	100%

14

(1)
Mr. Bannerman ceased to be a director on May 8, 2014. DSU's are valued and paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the Directors Deferred Share Unit Plan. For additional information, see page 29 of this Circular.

(2)    Mr. Plourde was appointed to the Board of Directors on November 6, 2014.

As indicated in the above table, the attendance rate at Board and Committee meetings attests to the directors' strong commitment to their roles and responsibilities. In addition to attending all meetings of the Board and its Committees on which they sit, directors are invited to attend and, in practice, do attend other Committee meetings on a non-voting basis. Directors are not paid additional fees for such attendance.

2.3    APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked, upon the recommendation of the Audit and Finance Committee and the Board, to appoint the Independent Auditor to hold office until the next annual meeting of shareholders and to authorize the board of directors to fix their remuneration.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy IN FAVOUR of the appointment of PricewaterhouseCoopers LLP, Partnership of chartered professional accountants, as Independent Auditor of the Corporation, to hold office until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors to fix their remuneration unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.

2.3.1    AUDITORS' INDEPENDENCE

For the financial year ended December 31, 2014, the Corporation's Audit and Finance Committee obtained written confirmation from the Independent Auditor of their independence and objectivity with respect to the Corporation, pursuant to the Code of Ethics of the Québec Order of Chartered Professionnal Accountants.

2.3.2    INDEPENDANT AUDITOR FEES

The Audit and Finance Committee, in accordance with its Charter, approves all audit services provided by the Independent Auditor and determines and approves in advance non audit services provided, in compliance with applicable legal and regulatory requirements.

The following table presents, by category, the fees incurred and paid to PricewaterhouseCoopers LLP, Partnership of chartered professional accountants, in Canadian dollars in the past two fiscal years for various services provided to the Corporation and its subsidiaries:

SERVICES	DECEMBER 31, 2013	FEES DECEMBER 31, 2014
Audit Fees (1)	$1,803,467	$1,665,094
Audit-Related Fees (2)	$355,413	$557,936
Tax Fees (3)	$188,299	$191,241
Other Fees (4)	N/A	N/A
Total	$2,347,179	$2,414,271

(1)    Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Corporation.
(2)    Professional services provided in connection with auditing as well as consultations on accounting and regulatory matters.
(3)    Professional services mainly for compliance to Income Tax laws.
(4)    Various other services.

2.3.3        POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF AUDIT AND NON-AUDIT SERVICES
The Corporation’s Audit and Finance Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by the Independent Auditor (the “Policy”) that sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by the Independent Auditor are pre-approved. Under the terms of the Policy, services that involve fees of less than $25,000 up to an annual limit of $50,000 are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee that involve the payment of unbudgeted fees up to a maximum of $100,000 per mandate. Services that involve fees of more than $100,000 require pre-approval of all members of the Committee.

2.4    APPROVAL OF THE ADVANCE NOTICE BY-LAW

On November 4, 2014, the Board of Directors of the Corporation, upon recommendation by the Corporate Governance and Nominating Committee, adopted the Advance Notice By-Law, the full text of which is reproduced as Schedule "A" to this Circular. Among other things, this by-law sets a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and furthermore sets forth the information that a shareholder must include in the notice for it to be valid. This by-law will allow the Corporation to

15

receive adequate prior notice of director nominations, as well as sufficient information on the nominees. The Corporation will therefore be able to evaluate the proposed nominees' qualifications and suitability as directors. It will also facilitate an orderly and efficient meeting process. At the Meeting, the shareholders will be asked to consider and, if deemed advisable, to adopt the following resolution in order to approve the Advance Notice By-Law:
"BE IT RESOLVED, AS A RESOLUTION OF THE SHAREHOLDERS:
THAT the Advance Notice By-Law adopted by the Board of Directors of the Corporation, the full text of which is reproduced as Schedule "A" to this Circular, be approved.
THAT any director or officer of the Corporation be and and is hereby authorized and directed, for and on behalf of the Corporation, to do all acts and things, as such director or officer may determine necessary or advisable to give effect to this resolution."
The board of directors and Management consider that the Advance Notice By-Law is in the best interest of the Corporation and, consequently, recommend that the shareholders vote FOR the approval of the resolution relating to this by-law which, in order to be adopted, requires the affirmative vote of not less than a simple majority of the votes cast, in person or by proxy, at the Meeting.
The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy FOR the approval of the resolution relating to the Advance Notice By-Law, unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.

2.5    ADVISORY VOTE ON EXECUTIVE COMPENSATION

On March 12, 2015, the Board of Directors of the Corporation approved a say on pay advisory vote policy. The purpose of the say on pay advisory vote is to provide shareholders with the opportunity to vote at each annual shareholders meeting on the Corporation's approach to executive compensation, as described in the "Compensation Discussion and Analysis" ("CD&A") section of this Circular on pages 17 to 27. The CD&A describes the Corporation's approach to executive compensation and the details of the compensation program and practices. This disclosure has been approved by the Board on the recommendation of the Human Resources Committee.

At the Meeting, shareholders will be asked to consider and, if deemed advisable, approve, on an advisory basis, the following resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the Corporation's approach to executive compensation disclosed in the Circular furnished in advance of the 2015 Annual General Meeting of Shareholders".

The vote being advisory, the results will not be binding on the Board. However, the Board will consider the outcome of the vote when reviewing and approving future executive compensation policies and decisions.

The Board and Management recommend that the shareholders vote FOR the Corporation's approach to executive compensation.

The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy FOR the Corporation's approach to executive compensation, unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.

2.6    SHAREHOLDER PROPOSALS

At the Meeting, the shareholders will be asked to vote FOR or AGAINST shareholder proposals B-1 and B-2 set forth in Schedule B hereto. Information on such shareholder proposals is set out in Schedule B. The Board and Management recommend that the shareholders vote AGAINST each of these proposals, for the reasons set out in Schedule B. The persons named as proxies in the enclosed form of proxy intend to vote the shares represented by such proxy AGAINST each of these proposals, unless the shareholder granting the proxy has indicated that the shares are to be voted otherwise.

16

SECTION 3

STATEMENT OF EXECUTIVE COMPENSATION

3.1    COMPENSATION DISCUSSION AND ANALYSIS

3.1.1    COMPENSATION AND HUMAN RESOURCES COMMITTEE

a) Composition

The Human Resources Committee of the Board of Directors, (the “Committee”) is composed entirely of independent directors, namely messrs. David McAusland (Chair), Louis Garneau and Ms. Élise Pelletier. None of the members of the Committee is or has been indebted to the Corporation or any of its subsidiaries or has or has had an interest in a material transaction involving the Corporation. Each of the Committee’s members has direct experience that is relevant to his or her responsibilities in executive compensation, as well as the skills and experience that enable him or her to make decisions on the suitability of the Corporation’s policies and practices taking into account the Corporation's business culture. More specifically, all members either hold or have held executive management positions in organizations with oversight over human resources functions. In connection with their responsibilities, all members have implemented, managed and/or provided advice on compensation policies and practices, including with respect to wage policies, components of management compensation, succession plans, pension plans, and share-based incentive programs. See "Business of the Meeting - Board Nominees" on pages 8 to 12 f this Circular for the biography of each member of the Committee.

b) Mandate

The Committee’s mandate, amongst others, is to review and make recommendations to the Board of Directors (the “Board”) with respect to the annual compensation for the Executive Chair and the President and Chief Executive Officer. The Committee reviews and makes recommendations to the Board with respect to the annual compensation of members of senior management, taking into account the recommendations of the President and Chief Executive Officer, all in accordance with the Corporation's compensation policy. The Committee reviews annually and as required, the salary structure as well as the global compensation including salaries and compensation incentive plans and, if appropriate, makes recommendations to the Board. It assesses the performance of the Chief Executive Officer and members of senior management and submits its recommendations to the Board, if necessary. The Committee reviews practices put in place by the Corporation relating to recruitment, training, professional development and succession of senior management and submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board on the granting and terms and conditions of exercise of stock options and Performance Share Units (PSUs) to those persons eligible in accordance with the Corporation’s Stock Option Plan and Performance Share Unit Plan. In addition, it recommends the appropriate type of compensation for the members of the Board and its Committees. The Committee met 5 times in 2014. The Charter of the Human Resources Committee describing its responsibilities, powers and operation is available on the Corporation’s website at www.cascades.com.

c) Executive Compensation - Compensation Advisors

The Committee may, when it considers advisable to do so, retain the services of outside consultants specialized in compensation to assist it in performing its duties. In 2014,management retained the services of Mercer, an outside compensation advisor, who has provided consulting services to the Corporation for several years, mainly on matters related to executive and non-executive compensation. More specifically, Mercer reported to management and to the Committee, as outside compensation consultant, on compensation policies, including assessing developments in the employment market for senior executives. Mercer also provided to the Corporation non-executive compensation related services. With the input of Mercer, the Committee reviewed the comparator groups and the underlying selection criteria, the compensation policy and the competitiveness of each compensation component within a total compensation approach. In Fiscal 2013, executive compensation related fees paid to Mercer were in the amount of $21,201, and no fees were paid to Mercer for services related to non-executive compensation. In Fiscal 2014, the amount paid for similar services amounted to $18,970. As well, for other services performed by Mercer in 2014, related to non-executive compensation, namely advice and guidance on the overall design of the Corporation's health care benefits plan offered to employees in the United States, fees paid to Mercer were in the amount of $85,000.

d) Risk Oversight

With input from the Corporate Director of Internal Audit, the Committee annually conducts a review and approves the Corporation’s compensation policies and practices, taking into account any associated risks. As further described hereunder, the components of compensation include a base salary, a Short-Term Incentive Plan (profit sharing plan), and a Long-Term Incentive Plan made up of the Stock Option Plan and the Performance Share Unit Plan and retirement benefits. In 2014, the Committee reviewed the practices and policies applicable to all employees including the Named Executive Officers (NEOs) and did not identify any risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation. The significant risks and uncertainties which could affect the Corporation are disclosed in the Corporation's annual information form and in the management discussion and analysis accompanying the Corporation's annual financial statements.

The Corporation, upon recommendation from the Corporate Governance and Nominating Committee and approval from the Board, amended its Insider Trading Policy prohibiting insiders from purchasing financial instruments relating to the Corporation’s shares.

17

3.1.2    COMPENSATION OF NAMED EXECUTIVE OFFICERS

This section is intended to provide shareholders of the Corporation with a description of the policies and programs regarding compensation of the NEOs for the financial year ended December 31, 2014. The NEOs are the Executive Chair of the Board, the President and Chief Executive Officer, the Vice-President and Chief Financial Officer, the President and Chief Executive Officer of Norampac, a division of Cascades Canada ULC (“Norampac”) and the Senior Vice-President, Corporate Development. Although this section essentially describes the compensation policies and programs for the NEOs, these programs also apply to the Corporation’s other management personnel. Unless otherwise indicated, the information contained herein is as at December 31, 2014.

Objectives of the Compensation Policy

The compensation of the NEOs is based upon the Corporation’s compensation policy and the recommendations of the Committee. The Corporation’s policy is designed to offer global competitive compensation to allow the Corporation to: i) recruit and retain highly qualified employees; ii) to recognize and encourage individual contribution to the Corporation’s results; and iii) to reward individual and collective performance. The Corporation’s compensation policy establishes compensation levels which take into account the role of the executive and the inherent responsibilities of the position. Total compensation of Executive Officers is comprised of the following principal components: one fixed which is the base salary and one variable which includes a Short-Term Incentive Plan (profit sharing program) which is tied to the financial performance of the Corporation and its business units and a Long-Term Incentive Plan (Stock Option Plan and Performance Share Unit Plan) which is tied to the financial performance of the Corporation as a whole and the stock price.

3.1.3    BENCHMARKING PRACTICES

In Fiscal 2014, with the assistance of Mercer, revised comparator groups or reference groups were used in the annual cash compensation determination process for the NEOs, save for Alain Lemaire, the Executive Chair of the Board.

Alain Lemaire was appointed Executive Chair on May 9, 2013 and his role over the last year has generally included the following full-time duties: supporting Mario Plourde as Chief Executive Officer and the authority of his position as such, creating an environment conducive to the smooth transition of executive leadership out of the hands of the founding shareholders, acting as a mentor to the Corporation's senior executive team and contributing to the creation of a forward - looking leadership environment. Providing advice on high value-at-stake operational and technical issues, making himself available as a resource to support the implementation of decisions relating to new or different strategic initiatives and generally contributing to strategic planning initiatives which are under the direction of the Chief Executive Officer. In 2014, the Human Resources Committee reviewed and adjusted Alain Lemaire's compensation without a search for relevant benchmarks to reflect the ongoing evolution of his role and responsibilities. See "Summary Compensation Table" on page 23 of this Circular.
In addition to considering annual cash compensation (base salary and short-term incentive plan) indicators extracted from national compensation surveys published by compensation consulting companies, such as the 2013 Mercer Benchmark Database (MBD), the annual cash compensation, namely the base salary and the variable compensation for all of the NEOs, save for Alain Lemaire was benchmarked by the Committee in 2014, against a reference market or “Reference Group”. The financial data for the reference groups was extracted from management proxy circulars filed on SEDAR in 2012 and increased by 3 % to reflect 2013 remuneration levels.
The Reference Group for the President and Chief Executive and the Vice-President and Chief Financial Officer consisted of 19 Canadian companies (gas and oil companies were excluded), chosen on the basis of one or more of the following criteria:

•the companies are listed on a stock exchange;
•the companies operate their activities on a national or international level;
•the head office of these companies is located in Québec;
•these companies have sales ranging from one third to three times Cascades' sales (in 2012, Cascades' were $3.6B, $3.9B in 2013 and $ 3.6B in 2014).

The Committee considers that the aforementioned characteristics that the companies in the reference groups share with the Corporation allow for a better understanding and benchmarking of the competitiveness of remuneration for senior executives.

The companies that form part of the Reference Group include: Saputo Inc., Canadian Pacific Railway Ltd, Domtar Corporation, Resolute Forest Products Inc., Québécor Inc., Transforce Inc., West Fraser Timber Company, Canfor Inc., Jean Coutu Group (PCJ) Inc., Dorel Industries Inc., Transcontinental Inc., CAE Inc., Gildan Activewear Inc., Uni-select Inc., Tembec Inc., Toromont Industries Ltd, CCl Industries Inc., Norbord Inc., and Catalyst Paper Corporation. The average base salary of the Reference Group for a comparable position to that of the President and Chief Executive Officer is $927,000, the variable compensation being $934,000. The average of the total cash compensation, excluding stock option grants and the variation of the value of the pension plan and stock grants, is $1,861,000 while the median is $1,660,000. One additionnal company (Rona Inc.) was added to the Reference Group for benchmarking purposes for the Vice-President and Chief Financial Officer. The average base salary of the Reference Group for a comparable position to that of the Vice-President and Chief Financial Officer is $436,000 the variable compensation being $287,000. The average of the total cash compensation, excluding stock option grants and the variation of the value of the pension plan and stock grants, is $723,000 while the median is $641,000.

For the financial year ended December 31, 2014, Mr. Mario Plourde’s annual cash compensation was $1,400,178, an amount below the average and the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Mr. Plourde’s compensation.

For the financial year ended December 31, 2014, Mr. Allan Hogg’s annual cash compensation was $527,600, an amount below the average and the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Mr. Hogg’s compensation.

18

In the case of the President and Chief Executive Officer of Norampac and the Senior Vice-President, Corporate Development who held the position of President and Chief Executive Officer of the Tissue Group until August 31, 2014, the Reference Group included 13 Canadian companies chosen on the basis of one or more of the following criteria:

•the companies are listed on a stock exchange;
•the companies operate their activities on a national or international level;

•	the head office of several of these companies is located in Québec;

•
these companies have sales ranging from one quarter to four (4) times the sales of Norampac and the Tissue Group (Norampac's sales were $1.2B in 2012, $1.3B in 2013 and $1.2B in 2014. The Tissue Group sales were $979M in 2012, $1B in 2013 and $1.1B in 2014).

The companies that form part of the Reference Group include: SNC-Lavalin, Saputo Inc., Domtar Corporation, Resolute Forest Products Inc., Québecor Inc., West Fraser Timber Company, Jean Coutu Group (PCJ) Inc.,Transcontinental Inc., CAE Inc., Gildan Activewear Inc.,Tembec Inc., Toromont Industries Ltd and CCl Industries Inc.

The average base salary of the Reference Group for a comparable position (CEO of a subsidiary) to that of the President and Chief Executive Officer of Norampac is $437,000, the variable compensation being $ 293,000. The average of the total cash compensation, excluding stock option grants and the variation in the value of the pension plan and stock grants, is $ 730,000 while the median is $ 623,000.

The average base salary of the Reference Group for a comparable position (CEO of a subsidiary) to that of the President and Chief Executive Officer of Tissue Group (as of September 1, 2014, Senior Vice-President, Corporate Development) is $437,000, the variable compensation being $293,000. The average of the total cash compensation, excluding stock option grants and the variation in the value of the pension plan and stock grants, is $730,000 while the median is $623,000.

For the financial year ended December 31, 2014, Mr. Marc-André Dépin’s annual cash compensation was $1,033,830, an amount above the average and the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Mr. Dépin’s compensation.

For the financial year ended December 31, 2014, Ms. Suzanne Blanchet’s annual cash compensation was $697,123, an amount below the average and above the median of the Reference Group. The Committee did not use any other benchmarking exercise for any other components of Ms. Blanchet’s compensation.

3.1.4    COMPENSATION COMPONENTS

Base Salary

For the purposes of internal equity, the Executive Officer positions are evaluated and classified in accordance with their responsibilities, required competencies and other specific conditions related to the position. Executive Officer positions are compared to other similar Executive Officer positions within the Reference Group. The salary data is analyzed to establish the median salaries in the market. Base salaries are also determined on the basis of a number of factors, such as the level of responsibilities, the experience of the Executive Officer and his sustained contribution to the success of the Corporation. The objective sought is to offer a base salary to Executive Officers which on average is positioned at the median of salaries for positions with comparable responsibilities. The base salaries of the NEOs for the fiscal year ended December 31, 2014 were set on April 1, 2014, and remained unchanged throughout the fiscal year. In Fiscal 2014, the salary increases for the NEOs ranged from 2.8% to 8.4%. Mr. Alain Lemaire was not granted a salary increase in 2014, Mr. Allan Hogg was granted a salary increase of 7.8%, Mr. Mario Plourde was granted a salary increase of 8.4%, Mr. Marc-André Dépin was granted a salary increase of 2.8% and Ms. Suzanne Blanchet was granted a salary increase of 4.0%.

Short-term Incentive Plan

The Short-Term Incentive Plan entitles the NEOs, as well as other members of senior management and all permanent employees with a year’s seniority to participate in the profit sharing program. They participate in the profit sharing program under the following terms: between November 1st and October 31st of each year, (the “Reference Period”); 1) the NEOs whose functions are directly related to operations are eligible to receive a bonus based on the operating profit (being net profit before depreciation, taxes and profit sharing) of the business units which are under their supervision, capped at two times the annual base salary; 2) members of senior management, who have a support function participate in the profit sharing program and are eligible to receive during the Reference Period a bonus based on the financial results of all of the business units taking into account their seniority, responsibilities and their personal performance, capped at two times the annual base salary. Profit sharing paid to the Executive Chair represents 0.25% (up to March 31, 2014 and 0.20% thereafter) of operating profit of all of the operating subsidiaries, divisions and affiliated entities of the Corporation excluding the Boxboard Europe Group’s business units and those of Cascades Recovery Inc., capped at two times his annual base salary. Profit sharing paid to the President and Chief Executive Officer represents 0.20% of operating profit of all of the operating subsidiaries, divisions and affiliated entities of the Corporation, and as of April 1, 2014, 0.25% of operating profit of all of the operating subsidiaries, divisions and affiliated entities of the Corporation capped at two times his annual base salary. Profit sharing paid to the Vice-President and Chief Financial Officer is constituted of a discretionary amount of $180,000 taking into account his responsibilities and performance capped at two times his annual base salary. Profit sharing paid to the President and Chief Executive Officer of Norampac varies between 0.125% and 0.30% of operating profit of Norampac’s business units for which he is responsible, capped at two times his annual base salary. Profit sharing paid to the Senior Vice-President, Corporate Development represents 0.25% of operating profit of Tissue Group’s business units, regardless of a change in position, capped at two times her annual base salary. Ms. Blanchet was President and Chief Executive Officer of the Tissue Group until August 31, 2014.

In order to determine the profitability of the business units, their profits are accounted for on a non consolidated basis, unit by unit, month by month during the Reference Period commencing on November 1 and ending on October 31. Certain business units in a start-up or restructuring mode may be excluded from the calculation during the start-up or restructuring period, as the case may be.

19

The entire compensation derived from the Short-Term Incentive Plan is based on measures that cannot be disclosed, as in past years, and the Corporation is relying on the serious prejudice exemption available under securities regulations. Indeed, the Corporation does not publicly disclose the profits derived from each of these business units and does not furnish the financial results based on the Reference Period. The Corporation is of the view that disclosure of the information relative to operating profit of its business units would be greatly prejudicial to its interests. Indeed, disclosing these results would allow the Corporation’s competitors to isolate certain data and could harm the Corporation’s products competitive position and negatively affect its financial situation. As well, the percentage of operating profit of each of the units used to determine senior management’s compensation is also confidential and sensitive from a competitive point of view. Its disclosure could provide indications to competitors of the strategic importance of one unit over others in terms of operating profit. Compensation derived from the short-term incentive plan represents 29% of the total compensation of Mr. Alain Lemaire, 33% of the total compensation of Mr. Mario Plourde, 21% of the total compensation of Mr. Allan Hogg, 34% of the total compensation of Mr. Marc-André Dépin and 20% of the total compensation of Ms. Suzanne Blanchet.

The Committee is satisfied that the Corporation’s profit sharing plan which reflects a philosophy that has been in place for several years is challenging and effectively encourages senior management’s productivity and aligns their interests with those of the Corporation’s shareholders. When the Committee determines the percentage of the profits of each business unit to be paid to the senior executive, it considers in a discretionary manner, the experience, the responsibilities and the past performance of the executive as well as the number of business units under his or her responsibility. The Committee also ensures that the compensation to be paid is correlative to a high performance on the part of the business units.

Long-term Incentive Plan

The Long-Term Incentive Plan is made up of the Stock Option Plan (the “Option Plan”) and the Performance Share Unit Plan (the “PSU Plan”).

a) Stock Option Plan

The Stock Option Plan enables Officers, including the NEOs, as well as key employees of the Corporation, its subsidiaries, divisions, and affiliated companies to receive options entitling them to acquire Common Shares of the Corporation. In the case of the NEOs as well as for any beneficiary of options, the stock options are awarded in recognition of management competency, effort, performance, and loyalty. The number of options attributed is based on a multiple of the base salary taking into account the level of seniority of the employee, capped at a maximum of two times the base salary for the Executive Chair and the President and Chief Executive Officer at 1.5 times the base salary for the Group Presidents including the Senior Vice-President, Corporate Development and at 1.25 times the base salary for the Chief Financial Officer. This cap is a practice rather than a policy as the Board of Directors may increase or reduce the multiples at its discretion. The multiples used for the grant of stock options in 2014 to the NEOs are as follows: for the Executive Chair, a multiple of 2.00, for the President and Chief Executive Officer, a multiple of 2.00, for the Vice-President and Chief Financial Officer, a multiple of 1.30, for the President and Chief Executive Officer of Norampac, a multiple of 1.50 and for the Senior Vice-President, Corporate Development, a multiple of 1.50. When new awards occur, previous awards are used for reference purposes only and do not bind the Board of Directors. The exercise price for an option will be determined by the Board of Directors at the time of grant and will not be less than market price of the shares at the grant date, calculated as the average of the closing price of the shares on the Toronto Stock Exchange, on the five (5) trading days prior to the grant date.

Pursuant to the terms of the Option Plan, an optionee may exercise an option at any time before its expiration, which date will be no later than 10 years after the date the option is granted. If an option expires during a trading prohibition period or within 10 business days following the last day of the trading prohibition period, the exercise period for the option in question is extended to the end of the tenth business day following the last day of the trading prohibition period. The terms for exercising the options granted in 2004 and after are 25% of the number of shares after the 1st anniversary date of grant, and an additional 25% each on the 2nd, 3rd and 4th anniversary date of grant. Unless the Board of Directors decides otherwise, in the event of a Change in Control of the Corporation, all options granted under the Option Plan become exercisable within 60 days of the date of the Change in Control.

Unless the Board of Directors decides otherwise, the options granted under the Option Plan expire at their expiry date or in the event of one of the following situations: a) options will expire immediately upon the optionee ceasing to be an eligible employee as a result of being terminated for cause by the Corporation; b) options will expire before the expiry date pursuant to the following events and in the following manner: i) if an optionee voluntarily terminates his employment, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; ii) if an optionee’s employment is terminated by the Corporation but his termination is not deemed a termination for cause, the portion of any option held by such optionee that is exercisable at the date of termination may be exercised by the optionee during a period of 60 days after the date of termination; iii) if an optionee dies or if his employment with the Corporation is terminated due to permanent disability, the portion of any option held by such optionee that is exercisable at the date of his death or at the date of his termination of employment due to permanent disability may be exercised by the optionee or the legal personal representative of the optionee, as the case may be, during a period of 120 days after the death of the optionee or after the date of his termination due to permanent disability; iv) upon retirement, an optionee whose age and years of service total at least 70 years, taking into account only whole years, may exercise the vested portion of an option at the date of termination of employment and the portion of an option to be vested within 2 years following such date within 90 days after the expiration of such 2 year period or prior to the expiration of the original term of the option, whichever occurs first; the options which are not exercisable at the time of the occurrence of any event mentioned in b) hereinabove mentioned, are immediately forfeited upon the optionee ceasing to be an eligible employee.

The Option Plan provides that i) the maximum number of shares that may be reserved for issuance to any one person pursuant to the exercise of options granted under the Option Plan or options under any other share compensation arrangement shall not exceed 5% of the outstanding issue at the time of grant; ii) unless shareholder approval is obtained, the total number of shares reserved for issuance to insiders pursuant to the exercise of options under the Option Plan and pursuant to other share compensation arrangements shall not exceed 10% of the outstanding issue; iii) the number of shares issued under the Option Plan and other share compensation arrangements in a one year period shall not exceed a) 10% of the outstanding issue, in the case of shares issued to insiders, or b) 5% of the outstanding issue, in the case of shares issued to any one insider and related persons.

20

The Board of Directors may amend, suspend or terminate the Option Plan or any option granted thereunder at any time, provided that such actions may be taken: a) without obtaining any required regulatory approval, including the approval of the stock exchanges upon which the shares are then listed or, if required by such regulatory approval, any shareholder approval; b) do not alter or impair any rights of an optionee under options previously granted without the prior consent of the optionee. The Board of Directors may make the following amendments with the approval of the regulatory authorities and the shareholders: i) any increase in the maximum number of shares issuable under the Option Plan (except for any amendment resulting from a share split, a consolidation or any other similar operation) including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; ii) any amendment to the method of determining the purchase price (subscription price or exercise price) of each share covered by an option granted pursuant to the Option Plan; iii) any extension to the term of an option held by an optionee beyond the original expiry date in the circumstances described above, iv) the addition of any form of financial assistance and any amendment to a financial assistance program which is more favorable to participants. In addition, on April 29, 2013, the Board of Directors of the Corporation approved certain amendments to the Corporation’s Option Plan. In accordance with recommendation 613 (i) (v) of the TSX Company Manual regarding amendments to an amending provision, the Board of Directors of the Corporation will need the approval of regulatory authorities and shareholders before making the following amendments to the Option Plan: (i) any increase in the limits set forth in article 3.8 of the Option Plan (pertaining to the issuance of shares); (ii) any change to the Option Plan which would allow non-employee directors to participate in the Option Plan; (iii) any amendment which would permit any option granted under the Option Plan to be transferable or assignable other than by will or pursuant to the laws of succession; and (iv) any amendment to the amendment provisions of the Option Plan. Furthermore, the Option Plan was amended to prevent the granting of options to non-employee directors under the Option Plan.

Other than as aforesaid, with respect to any other amendments, including the following amendments, the approval of the shareholders will not be required: i) any amendment to the eligibility for participation in the Option Plan and limitations or conditions on participation in the Option Plan; ii) any amendment to the terms relating to the grant or exercise of options, including, but not limited to, the terms relating to the amount and payment of the exercise price (other than a reduction in the option price), vesting, expiry, adjustment of options, any amendment to the termination provisions of an option or the Option Plan; iii) any change that is necessary or desirable to comply with applicable laws, rules or regulation of any governmental entity, agency, department or authority or any applicable stock exchange; iv) any correction or rectification of any ambiguity, defective provision, error or omission in the Option Plan or in any option; v) any amendment of the terms relating to the administration of the Option Plan; and vi) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Option Plan reserve. The Corporate Secretary may determine, from time to time, the manner in which an option may be exercised, including by way of processes administered by the Corporation or by third parties mandated by the Corporation. Options may be exercised only by the optionee and are not assignable.

On May 9, 2013, further to a recommendation by the Board of Directors and with the approval of the Toronto Stock Exchange, the shareholders approved an amendment to the Corporation's Stock Option Plan in order to increase by 3,167,598 the maximum number of Common Shares issuable thereunder from 6,132,402 to 9.3 million representing 9.9% of the issued and outstanding Common Shares of the Corporation as at March 15, 2013. As well, the shareholders ratified stock option grants to purchase 632,431 Common Shares which had been granted to senior executives and key management employees by the Board of Directors in 2012.

On June 6, 2014, the Board of Directors granted options to 32 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies, giving them the opportunity to purchase collectively 543,201 Common Shares at the exercise price of $6.10 per share expiring on June 5, 2024, representing 0.6% of the 94,186,474 Common Shares outstanding as at December 31, 2014.

On August, 13, 2014, the Board of Directors granted options to 1 senior executive and key management employee of the Corporation, its subsidiaries, divisions or affiliated companies, giving him the opportunity to purchase 2,954 Common Shares at the exercise price of $6.11 per share expiring on August 12, 2024, representing 0.003% of the 94,186,474 Common Shares outstanding as at December 31, 2014.

b) Performance Share Unit Plan

On February 20, 2013, the Board of Directors of the Corporation (the “Board”), further to a recommendation by the Human Resources Committee, approved the implementation of a Performance Share Unit Plan (“PSU Plan”) which came into effect on April 1, 2013. With the implementation of the PSU Plan, the Corporation reduced the number of option grants under the Option Plan by 50% and replaced the option grants by PSUs. The PSU Plan is intended to allow the Board to grant to selected officers and key employees of the Corporation and its subsidiaries share units in accordance with the terms and conditions of the PSU Plan. The purposes of the PSU Plan are to assist and encourage officers and key employees of the Corporation and its subsidiaries to work towards and participate in the growth and development of the Corporation, to assist the Corporation in attracting, retaining and motivating such officers and key employees, and to align the interests of such officers and key employees with those of the shareholders of the Corporation.The PSU Plan is administered by the Board or, if determined by the Board, by a committee of the Board of Directors. The Board of Directors approves the number of PSUs granted and may amend, suspend or terminate the PSU Plan or any PSUs granted thereunder.

The number of PSUs attributed is based on a multiple of the base salary. The multiples used for the grant of PSUs in 2014 to the NEOs are as follows: for Executive Chair, a multiple of 2.00, for the President and Chief Executive Officer, a multiple of 2.00,for the Vice-President and Chief Financial Officer, a multiple of 1.30, for the President and Chief Executive Officer of Norampac, a multiple of 1.50 and for the Senior Vice-President, Corporate Development, a multiple of 1.50. For those PSUs granted in June 2014 and vesting in June 2016, the appropriate multiplier was used, based on a forecasted ROCE (as defined below). For those PSUs granted in June 2013 and vesting in June 2015, the multiplier used was 45% based on a ROCE of 3.5%.

The Board has the discretion to establish at the time of each grant, within the restrictions set forth in the PSU Plan, the Award Date, the Vesting Date, the performance objectives which must be attained for the PSU Award, or part thereof, to vest, and other particulars applicable to a PSU Award.

The Vesting Date of a PSU Award will be determined by the Board at the time of grant. However, the Vesting Date will not be later than the end of the second fiscal year of the Corporation following the year during which such PSU Award is granted.

21

On the Vesting Date, the number of PSUs forming part of the Award shall be adjusted depending upon the three year average ROCE of the Corporation. Such adjusted number shall be obtained by multiplying the number of PSUs forming part of the Award by the applicable multiplier as described below. For purposes of the PSU Plan, ROCE is defined as capital employed which includes total assets less accounts payable and accrued liabilities. It includes the Corporation's share of capital employed of its core business investments and excludes capital employed attributable to non-controlling interests. Capital employed is calculated on the average of the last four (4) quarters. Return is defined as operating profit less income taxes. It includes the Corporation's share of return from core business investments and excludes return attributable to non-controlling interests. Return also includes dividends from non core business investments.

The applicable multiplier shall correspond to the average ROCE, as determined by the Corporation, for the three calendar years ended before the Vesting Date, based on the following table:

AVERAGE ROCE	MULTIPLIER
3.00%	25%
3.50%	45%
4.00%	70%
4.50%	90%
5.00%	100%
5.50%	110%
6.00%	125%
6.50%	150%
7.00%	175%
8.00%	185%
9.00%	200%

The Corporation shall pay on the Vesting Date, to the PSU Holder of such vested PSU Award (or, if deceased, his or her legal representatives), an amount in cash equal to the Market Value, calculated as of the fifth Trading Day prior to the Vesting Date, for the Shares represented by such vested PSU Award (or part thereof), subject to any adjustment required.

The PSU Plan is non-dilutive. Payment of PSUs will be made in cash or in Shares purchased from the secondary market, at the option of Cascades, pursuant to the terms and conditions described in the PSU Plan. The PSU Plan will not rely upon shares from treasury, nor are there any corresponding shares reserved in treasury for purposes of this PSU Plan.

Unless otherwise determined by the Board at or after the time of grant: a) where vesting of a PSU Award, or part thereof, is subject to the attainment of performance objectives, such PSU Award, or part thereof, shall expire on the Vesting Date if such performance objectives have not been attained, the whole in accordance with the terms and conditions of the applicable Share Unit Agreement; b) any PSU Award granted to a Participant who ceases to be an officer or employee of Cascades following his or her voluntary termination or dismissal for cause before the vesting of such PSU Award, whether or not such PSU Award is subject to the attainment of performance objectives, shall expire on the Cessation Date; c) in a case where a Participant retires at the age prescribed under the Corporation’s retirement policies or ceases to be an officer or a key employee of the Corporation for a reason other than voluntary termination or dismissal for cause, the Participant shall be entitled to a number of PSUs, pro rated to take into account the number of days worked as an officer or a key employee within the vesting period, the whole subject to the attainment of performance objectives, if applicable. Such PSUs shall be paid forthwith, once the Corporation has determined that the performance objectives of the Participant have been attained, if applicable.

The rights in PSU Awards and PSUs may not be assigned or transferred and PSUs may not be disposed of, sold, pledged, hypothecated or given as security by a Participant. In the case where a Participant dies and a PSU Award is vested at the time of the death, the legal representatives of the Participant shall have the rights of such Participant under the Plan and under the Share Unit Agreement, as applicable. The obligations of a Participant shall be binding upon his or her legal representatives.

On June 6, 2014, the Board of Directors granted 543,201 PSUs vesting on June 5, 2016 to 32 senior executives and key management employees of the Corporation, its subsidiaries, divisions or affiliated companies. On August 13, 2014, the Board of Directors granted 2,954 PSUs vesting on August 12, 2016 to 1 senior executive and key management employee of the Corporation, its subsidiaries, divisions or affiliated companies. The details of these awards are shown in in the Summary Compensation Table below and in the Outstanding Option-Based Awards and Share-Based Awards table on page 24 of this Circular.

Ownership Guidelines

To further align the interests of senior management with those of shareholders, the Corporation expects executives who participate in the Long-Term Incentive Plan to accumulate and retain shares. Members of senior management who are granted options annually are required to hold shares of the Corporation in an amount equal to their annual base salary. Members of senior management who do not hold the minimal amount of shares must purchase annually shares in an amount at least equal to 5% of their annual base salary. All of the NEOs have satisfied the share ownership guidelines.

Benefits and Perquisites

The Corporation’s employee benefit program offered to all employees including members of senior management includes life, medical, dental and disability insurance. Benefits and perquisites provided to senior management reflect competitive practices.

22

3.2    EXECUTIVE COMPENSATION SUMMARY

3.2.1    SUMMARY COMPENSATION TABLE
The following table sets forth the total executive compensation paid to the NEOs of the Corporation or of one of its subsidiaries for the fiscal years ended December 31, 2014, 2013 and 2012.

NAME AND PRINCIPAL POSITION	YEAR	SALARY	SHARE-BASED AWARDS ($)	OPTION-BASED AWARDS ($) (3) (4)	NON-EQUITY ANNUAL INCENTIVE PLAN COMPENSATION ($)(5)	PENSION VALUE ($) (6)	ALL OTHER COMPENSATION ($)	TOTAL COMPENSATION ($)
Alain Lemaire Executive Chair of the Board	2014	571,500	598,001 (1)	247,043	615,942	24,270	52,002 (7)	2,108,758
	2013	598,000	590,546 (2)	199,509	1,037,176	23,820	73,228	2,522,279
	2012	591,000	—	336,608	844,067	22,970	52,132	1,846,777
Mario Plourde President an Chief Executive Officer	2014	621,000	559,248 (1)	231,034	779,178	120,785	15,525	2,326,770
	2013	559,250	453,514 (2)	153,214	765,654	114,232 (8)	13,981	2,059,845
	2012	518,700	—	218,029	509,924	86,623	12,967	1,346,243
Allan Hogg Vice-President and Chief Financial Officer	2014	347,600	205,174 (1)	84,760	180,000	42,581	4,345	864,460
	2013	315,650	175,483 (2)	59,285	201,838	37,089	3,946	793,291
	2012	292,700	—	81,092	145,338	34,392	3,658	557,180
Marc-André Dépin President and Chief Executive Officer of Norampac	2014	487,250	343,540 (1)	141,921	546,130	70,652	12,181	1,601,674
	2013	458,050	340,989 (2)	115,199	402,607	64,172	11,451	1,392,468
	2012	455,000	—	197,375	809,712 (9)	63,654	11,375	1,537,116
Suzanne Blanchet Senior Vice-President, Corporate Development	2014	405,600	301,047 (1)	124,367	221,593	75,327	5,070	1,133,004
	2013	401,400	289,277 (2)	97,729	464,278	83,640	5,017	1,341,341
	2012	386,100	—	165,244	397,201	77,280	4,826	1,030,651

(1)
Equals the number of PSUs granted multiplied by the average closing price of the Common shares on the Toronto Stock Exchange (TSX) on the five days prior to the grant date of June 6, 2014 ($6.10). This amount does not constitute a cash amount received by the NEO.

(2)
Equals the number of PSUs granted multiplied by the average closing price of the Common Shares on the Toronto Stock Exchange (TSX) on the five days prior to the grant date of June 2, 2013 ($5.18). This amount does not constitute a cash amount received by the NEO.

(3)    For additional information, refer to the heading "Long-term Incentive Plan" on pages 20 to 22 of this Circular.

(4)
The fair value of the options granted on the date of grant is determined by multiplying the number of options granted by the value established according to the Black-Scholes-Merton model, a well-known method, accounting for the following assumptions:

(i)Risk-free rate: 1.79%
(ii)Dividend rate: 2.41%
(iii)Volatility in market price of the shares: 45%
(iv)Expected lifetime: 6 years
(v)Fair value per option: $2.52
(5)    For additional information, refer to the heading "Short-term Incentive Plan" on pages 19 and 20 of this Circular.

(6)	The amounts reflected in the table represent the Corporation’s contribution only. For additional information refer to the heading "Retirement Plans" on pages 25 to 27 of this Circular.

(7)
Perquisites have not been included, as they do not reach the prescribed threshold of $50,000 or 10% of the base salary for fiscal 2014, save for Alain Lemaire. This amount represents an amount of $47,689 allocated in 2014 towards the maintenance of his private property in Kingsey Falls as well as an amount representing the employer contribution to the Stock Purchase Plan.

(8)	This amount includes a correction in the amount of $10,538 for prior years.
(9)    This amount includes a bonus of $500,000 paid to Mr. Dépin in relation to the construction of a new linerboard mill known as the Greenpac Project.

23

3.3    INCENTIVE PLAN AWARDS

3.3.1    OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS

The following table sets forth, for each NEO, all the option-based grants and share-based grants outstanding at the end of the financial year 2014.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE	OPTION EXPIRATION	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS (1)	NUMBER OF SHARE-BASED AWARDS THAT HAVE NOT VESTED (2)	VESTING	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OR DISTRIBUTED
NAME	(NUMBER)	($)	DATE	($)	(NUMBER)	DATE	($)	($)
Alain Lemaire	72,727	12.73	May 3, 2015	0	—		—	—
	81,462	11.49	May 2, 2016	0	—		—	—
	79,121	11.83	May 8, 2017	0	—		—	—
	124,507	7.81	May 6, 2018	0	—		—	—
	440,175	3.92	March 31, 2019	1,364,543	—		—	—
	156,081	6.43	May 31, 2020	92,088	—		—	—
	174,441	6.26	June 27, 2021	132,575	—		—	—
	256,502	4.46	May 31, 2022	656,645	—		—	—
	114,005	5.18	June 2, 2023	209,769	114,005	June 2, 2015	800,315	—
	98,033	6.10	June 5, 2024	90,190	98,033	June 5, 2016	688,192	—
Mario Plourde	31,515	12.73	May 3, 2015	0	—		—	—
	38,695	11.49	May 2, 2016	0	—		—	—
	37,582	11.83	May 8, 2017	0	—		—	—
	59,923	7.81	May 6, 2018	0	—		—	—
	218,947	3.92	March 31, 2019	678,736	—		—	—
	80,062	6.43	May 31, 2020	47,237	—		—	—
	87,220	6.26	June 27, 2021	66,287	—		—	—
	166,143	4.46	May 31, 2022	425,326	—		—	—
	87,551	5.18	June 2, 2023	161,094	87,551	June 2, 2015	614,608	—
	91,680	6.10	June 5, 2024	84,346	91,680	June 5, 2016	643,594	—
Allan Hogg	2,273	12.73	May 3, 2015	0	—		—	—
	4,526	11.49	May 2, 2016	0	—		—	—
	5,495	11.83	May 8, 2017	0	—		—	—
	8,822	7.81	May 6, 2018	0	—		—	—
	49,605	3.92	March 31, 2019	153,776	—		—	—
	25,879	6.43	May 31, 2020	15,269	—		—	—
	39,872	6.26	June 27, 2021	30,303	—		—	—
	61,794	4.46	May 31, 2022	158,193	—		—	—
	33,877	5.18	June 2, 2023	62,334	33,877	June 2, 2015	237,817	—
	33,635	6.10	June 5, 2024	30,944	33,635	June 5, 2016	236,118	—
Marc-André Dépin	19,091	12.73	May 3, 2015	0	—		—	—
	22,063	11.49	May 2, 2016	0	—		—	—
	42,857	11.83	May 8, 2017	0	—		—	—
	66,914	7.81	May 6, 2018	0	—		—	—
	239,474	3.92	March 31, 2019	742,369	—		—	—
	97,045	6.43	May 31, 2020	57,257	—		—	—
	102,173	6.26	June 27, 2021	77,651	—		—	—
	150,404	4.46	May 31, 2022	385,034	—		—	—
	65,828	5.18	June 2, 2023	121,124	65,828	June 2, 2015	462,113	—
	56,318	6.10	June 5, 2024	51,813	56,318	June 5, 2016	395,352	—

24

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE	OPTION EXPIRATION	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS (1)	NUMBER OF SHARE-BASED AWARDS THAT HAVE NOT VESTED (2)	VESTING	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OR DISTRIBUTED
NAME	(NUMBER)	($)	DATE	($)	(NUMBER)	DATE	($)	($)
Suzanne Blanchet	34,545	12.73	May 3, 2015	—	—		—	—
	40,052	11.49	May 2, 2016	—	—		—	—
	38,901	11.83	May 8, 2017	—	—		—	—
	60,922	7.81	May 6, 2018	—	—		—	—
	213,816	3.92	March 31, 2019	662,830	—		—	—
	81,275	6.43	May 31, 2020	47,952	—		—	—
	87,220	6.26	June 27, 2021	66,287	—		—	—
	125,919	4.46	May 31, 2022	322,353	—		—	—
	55,845	5.18	June 2, 2023	102,755	55,845	June 2, 2015	392,032	—
	49,352	6.10	June 5, 2024	45,404	49,352	June 5, 2016	346,451	—

(1)
The value of unexercised in the money options is equal to the difference between the exercise price of the options and the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2014, namely $7.02. Any actual gain, if any, realized upon exercise, will depend on the value of the Common Shares at the option exercise date. Refer to the heading "Long-term Incentive Plan" on pages 20 to 22 of this Circular.

(2)
Number of PSUs which the NEO may be entitled to is based on the achievement of ROCE targets at the end of fiscal 2015 and 2016. The PSUs are subject to different payouts depending on the applicable multiplier. The amount disclosed is based on the minimum payout as if it had vested on December 31, 2014. See the "Long-Term Incentive Plan" section on page 20 to 22 of this Circular.

3.3.2    INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth, for each NEO, the value vested for all grants and the bonus payout during the financial year 2014.

NAME	OPTION AWARDS-VALUE VESTED DURING THE YEAR ($) (1)	SHARE AWARDS - VALUE VESTED DURING THE YEAR ($) (2)	NON-EQUITY INCENTIVE PLAN COMPENSATION - PAYOUT DURING THE YEAR ($) (3)
Alain Lemaire	135,892	—	615,942
Mario Plourde	88,781	—	779,178
Allan Hogg	33,960	—	180,000
Marc-André Dépin	79,448	—	546,130
Suzanne Blanchet	66,822	—	221,593

(1)
The amount represents the value that would have been realized if the options had been exercised on the vesting date, namely, the difference between the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2014 ($7.02) and the exercise price on such vesting date.

(2)	The PSUs granted to the NEOs, on June 6, 2014 will vest on June 5, 2016.

(3)	Refer to the heading "Short-Term Incentive Plan" on pages 19 and 20 of this Circular.

3.4    SHARE PURCHASE PLAN

The Corporation offers to its Canadian employees, including the NEO's , a share purchase plan of its common stock. Members of Senior Management can contribute, on a voluntary basis, up to a maximum of 10% of their salary and other employees can contribute, on a voluntary basis, up to a maximum of 5% of their salary and, if certain conditions are met, the Corporation will contribute to the plan 25% of the employee’s and NEO's contribution. The shares are purchased on the market on a predetermined date each month.

3.5    RETIREMENT PLANS

Pension Plan - Mario Plourde

Mario Plourde participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributed 13.50% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. In addition, as Mario Plourde has been a member of senior management since 1997, the Corporation contributes 4.95% of his base salary until age 60.

25

The employer’s contributions to the registered retirement plan pension plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, for those employees hired prior to 1995, they are entitled to receive upon their retirement on or after the age of 57, a retirement allowance. Based on his date of hire, Mr. Plourde’s retirement allowance will be between 2% and 2.5% of his base salary the year before retirement multiplied by his years of service. In the event of retirement on December 31, 2014, taking into account his years of service and eligibility, Mario Plourde would have been entitled to receive a retirement allowance in the amount of $ 428,500.

Pension Plan - Allan Hogg

Allan Hogg participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year.

The employer’s contributions to the registered retirement plan pension plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, for those employees hired prior to 1995, they are entitled to receive upon their retirement on or after age 57, a retirement allowance. Based on his date of hire, Mr. Hogg’s retirement allowance will be between 1.75% and 2.5% of his base salary the year before retirement multiplied by his years of service. In the event of retirement on December 31, 2014, taking into account his years of service and eligibility, Allan Hogg would have been entitled to receive a retirement allowance in the amount of $177,300.

Pension Plan - Marc-André Dépin

Marc-André Dépin participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. In addition, as Marc-André Dépin has been a member of senior management since 2002, the Corporation contributes 2.25% of his base salary until age 60.

The employer’s contributions to the registered retirement plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, for those employees hired prior to 1995, they are entitled to receive upon their retirement on or after age 57, a retirement allowance. Based on his date of hire, Mr. Dépin’s retirement allowance will be between 1.75% and 2.5% of his base salary the year before retirement multiplied by his years of service. In the event of retirement on December 31, 2014, taking into account his years of service and eligibility, Marc-André Dépin would have been entitled to receive a retirement allowance in the amount of $255,500.

Pension Plan - Suzanne Blanchet

Suzanne Blanchet participates in the Retirement Plan for Executives of Cascades Inc. This defined contribution pension plan was established on April 1, 2010 to enable members of senior management to accumulate capital for retirement. The Corporation contributes 11.25% of the employee’s base salary for the period during which she held the position of President and Chief Executive Officer of Tissue Papers Group and 10.125% since September 1, 2014 when she was appointed Senior Vice-President, Corporate Development, and in addition contributes a certain percentage between 0% and 3% of the base salary depending on Cascades’ profitability in the prior year. In addition, as Suzanne Blanchet has been a member of senior management since 1997, the Corporation contributes 9% of her base salary until age 60.

The employer’s contributions to the registered retirement plan are subject to the maximum amount allowed by the Income Tax Act (Canada) and the surplus is paid into an individual unregistered supplemental retirement plan. The employees choose to invest their contributions and the employer’s contributions in investment funds available.

Additionally, for those employees hired prior to 1995, they are entitled to receive upon their retirement on or after age 57 a retirement allowance. Based on her date of hire, Ms. Blanchet’s retirement allowance will be 3% of her base salary the year before retirement multiplied by her years of service. In the event of retirement on December 31, 2014, taking into account her years of service and eligibility, Suzanne Blanchet would have been entitled to receive a retirement allowance in the amount of $445,300.

Retirement Plan for Laurent and Alain Lemaire

A separate Group Retirement Savings Plan was established for Laurent and Alain Lemaire. The Corporation’s contribution represents the maximum amounts allowed by the Income Tax Act (Canada), namely, $24,270 in 2014. They choose to invest their contributions and those of the employer with the brokerage firm of their choice.

26

In August 2010, a new individual unregistered unfunded supplementary retirement plan in the form of a monthly pension was put in place for Messrs. Laurent and Alain Lemaire, the founders of Cascades. Laurent Lemaire is entitled to receive an annual pension of $500,000 beginning at age 75 while Alain Lemaire will receive an annual pension equal to 70% of his average salary calculated on the best three years including a disbursement of 50% of the Short-Term Incentive Plan (Profit Sharing Program) at age 70. Laurent Lemaire retired on February 1, 2014. These pensions will be indexed at 50% of the Consumer Price Index and will be reversible at 60% to their respective spouses in the event of death. In the event of retirement on December 31, 2014, Alain Lemaire would have been entitled to receive an annual pension in the amount of $660,012 payable at age 70.

Defined Benefit Plan Table

The following table sets forth the accrued value of the retirement plan for Laurent and Alain Lemaire at the beginning and at the end of fiscal year 2014.

NAME	NUMBER OF YEARS CREDITED SERVICES (#)	ANNUAL BENEFITS PAYABLE ($)		OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($)	COMPENSATORY CHANGE ($)	NON-COMPENSATORY CHANGE ($)	CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($)
		AT YEAR END	AT AGE 70 OR 75 AS THE CASE MAY BE
Laurent Lemaire	49.83	506,000	506,000	8,004,000	—	890,000	8,894,000
Alain Lemaire	47.13	660,121	693,500	8,450,000	—	994,000	9,444,000

Defined Contribution Plan Table

The following table sets forth the accrued value of the retirement plans for Alain Lemaire, Mario Plourde, Allan Hogg, Marc-André Dépin and Suzanne Blanchet at the beginning and at the end of fiscal year 2014:

NAME	ACCUMULATED VALUE AT START OF YEAR ($)	COMPENSATORY ($)	ACCUMULATED VALUE AT YEAR END ($)
Alain Lemaire	1,050,900	24,300	1,183,700
Mario Plourde	783,700	120,800	984,600
Allan Hogg	413,900	42,600	492,500
Marc-André Dépin	600,300	70,700	733,100
Suzanne Blanchet	829,900	75,300	979,300

3.6    TERMINATION OR CHANGE OF CONTROL BENEFITS

Mario Plourde, Suzanne Blanchet and Marc-André Dépin have entered into employment contracts which have an indefinite term providing for payments or specific benefits in the event of a change of control or termination of employment. Alain Lemaire and Allan Hogg have not entered into employment contracts. The employment contracts stipulate that should the Corporation terminate their employment (other than for cause or further to their disability or death) or in the event of a change of control (as defined in the contracts) or should they terminate their employment for “Good Reason” (as defined in the contracts) which includes retirement on or after the age of 57, or after 35 years of service, they would be entitled to receive severance pay or a retirement allocation as the case may be, following the termination of employment of an amount equal to 24 months of their base salary as well as an amount equal to 24 months of the profit sharing program calculated on the basis of the average monthly amount paid to them during the 24 months preceding the date of termination of employment; these amounts are payable in 24 monthly installments beginning on the first day of the month following the date of termination of employment. Health and dental insurance coverage will be continued for 24 months. In the event of a change of control, if the NEOs do not receive a notice from the new employer within fifteen days of an event of change of control to the effect that their employment is continued under the same terms and conditions as provided in the employment contract and without any modifications to their responsibilities, compensation, role or function within senior management of the Corporation or if the NEOs have reason to believe that a change in control would place their employment at risk, they have the right to terminate their employment contract by providing written notice to that effect in which case, they would be entitled to receive severance pay as described above. With respect to retirement allowances, refer to the heading « Retirement Plans » on pages 25 to 27 of this Circular. The employment contracts also include a non-compete clause for a period of 24 months following the date of termination of their employment, as well as a confidentiality clause.

27

3.7    PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return on $100 investment in shares of the Corporation for the five most recent financial years commencing December 31, 2009, with a cumulative total shareholder return on the S&P/TSX Composite Index for the same period assuming reinvestment of all dividends. Cascades paid quarterly dividends of $0.04 during the period in question.

Total cumulative return over five years
Investment of $100 made on December 31, 2009

(1) Compound annual return over 5 years

Compound annual return over 5 years

Between 2010 and 2012, Cascades’ stock has generally underperformed compared to the reference index due to lower results caused by the significant appreciation of the Canadian dollar, the rise of raw material costs and, more recently, subpar productivity levels. In 2013, however, Cascades' share total return increased by approximately 71% due to better results compared to 2012, positive perspectives following the start-up of the new Greenpac containerboard facility and a falling Canadian dollar. In 2014, Cascades' share total return was impacted by the volatility of the financial markets and the ongoing implementation of our strategic plan namely the sale of assets and the closure of two mills. For these reasons, the total return amounted to approximately 4%.

The compound annual return of Cascades’ stock over the past 5 years amounted to (1.7%) compared to 7.5% for the S&P/TSX Composite index. Hence a $100 investment in shares of the Corporation made on December 31, 2009 would have amounted to $91.90 as at December 31, 2014. The same amount would have amounted to $143.75 for the reference index for the same period.

During the same five (5) year period, total compensation received by the NEOs increased globally at a compound annual growth rate of 5%.

3.8    COMPENSATION OF DIRECTORS

3.8.1    RETAINER AND ATTENDANCE FEES

Only directors who are not employees of the Corporation receive compensation for acting as members of the Board and of any Committee of the Board. Compensation is paid quarterly. The following table presents the components of the compensation the members of the Board may be entitled to receive, with the exception of the directors who are also employees of the Corporation who do not receive any compensation for serving as directors. External directors are entitled to receive travel expenses and other expenses incurred to attend Board meetings. Directors may choose to receive all or a portion of their annual retainer excluding attendance fees in deferred share units, the remainder to be paid in cash. See "Summary Compensation Table" on page 29 of this Circular.

COMPONENTS	AMOUNT ($)
Annual Board fees	48,000
Annual Lead Director	8,000
Annual Committee fees
Chair of the Audit and Finance Committee	12,000
Chairs of other Committees (except Audit and Finance)	6,000
Attendance for Board and Committee meetings
Board of Directors	2,000
Committee members	2,000
The total cash compensation paid to Directors during the financial year ended December 31, 2014 was $434,000.

28

3.8.2    DEFERRED SHARE UNIT PLAN

In 2005, the Board of Directors adopted a deferred share unit plan (the “DSU Plan”) which was established in order to provide deferred share units (“DSUs”) to the outside directors in recognition of their contribution to the Corporation and as an integral part of their overall compensation. The outside directors may choose to receive all or a portion of their annual compensation in DSUs. In 2013, further to a recommendation of the Human Resources Committee, the Board of Directors approved an amendment to the DSU Plan relative to the timing of the payment of DSUs when a participant in the DSU Plan ceases to be a director for any reason whatsoever. Prior to the amendment, when the participant in the DSU Plan ceased to be a director for any reason whatsoever, the participant received, no later than the 31st day of January following the end of the year during which the participant’s termination occurred, a lump sum payment in cash equal to the number of DSUs recorded in the participant’s account on the termination date multiplied by the value of the Common Shares (the average closing price of the Common Shares traded on the Toronto Stock Exchange during the five (5) trading days preceding the termination date), less applicable withholding taxes. Effective February 20, 2013, when a participant in the DSU Plan ceases to be a director for any reason whatsoever, he may select a payment date for the DSUs subsequent to the date on which he ceased to be a director but such date cannot be later than December 31 of the calendar year following the year in which the participant’s termination occurred. The Directors must advise the Corporate Secretary of their choice of payment date of the DSUs at least five (5) business days prior to this date, it being understood that if a director does not send such a notice to the Corporate Secretary before December 1 of the calendar year following the year in which the participant’s termination occurred, he will be deemed to have elected the fifth business day following December 1 of that year as the payment date of the DSUs. He will receive a lump sum payment in cash equal to the number of DSUs recorded in the participant’s account multiplied by the closing price of the Common Shares traded on the Toronto Stock Exchange on the payment date, less applicable withholding taxes.

The DSUs provided to the outside directors as part of their compensation are intended to promote their identification with shareholder interests and to allow them to participate in the long-term success of the Corporation. The principal terms of the DSU Plan are as follows: each director who is not a full time salaried officer or employee of the Corporation or any of its subsidiaries is eligible to the DSU Plan. Each eligible director has an account in his name to which the DSUs are credited and held until he ceases to be a director of the Corporation. The number of DSUs credited to his account is calculated by dividing the amount of the quarterly cash compensation by the market value of one (1) Common Share on the applicable expiration date being the last business day of March, June, September and December of the Corporation’s fiscal year, unless otherwise determined by the Human Resources Committee. For the purposes of the DSU Plan, “Market Value” on any particular day means the market value of one (1) Common Share on such day which shall be calculated on the basis of the closing price for a Common Share on the Toronto Stock Exchange on that day, or if at least one (1) Common Share shall not have been traded on the Toronto Stock Exchange on that day, on the immediately preceding day for which at least one (1) Common Share was so traded. “Quarterly Cash Compensation” means the amount, expressed in dollars payable in cash on the last business day of March, June, September and December by the Corporation to an Eligible Director, or if, with respect to any Due Date, an Eligible Director has served during the applicable term as a member of the Board for a number of days that is less than the full quarter, the amount, expressed in dollars, which is the product of the quotient determined by dividing: the number of days in the particular quarter during the term in which the Eligible Director served as a member of the Board, by the aggregate number of days in the particular quarter, and the amount, expressed in dollars, of the Quarterly Cash Compensation which would otherwise have been payable for such quarter had the Eligible Director served as a member of the Board of the full quarter. DSU holders are credited additional DSUs in an amount equal to the dividends paid on the Common Shares of the Corporation. Under no circumstances shall DSUs be considered shares of the Corporation nor shall they entitle their holder to the rights normally conferred on shareholders of the Corporation.

3.8.3    SUMMARY COMPENSATION TABLE

The following table and sets forth the total cash compensation paid as well as the value of DSUs awarded to the directors under the DSU Plan during the financial year ended December 31, 2014.

		DSUs
NAME	FEES PAID IN CASH (Annual retainer and attendance fees) ($)(1)	FEES PAID IN DSUs ($)	PERCENTAGE OF FEES PAID IN DSUs (%)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	PENSION VALUE ($)	ALL OTHER COMPENSATION ($)	TOTAL ($)
Bernard Lemaire(2)	—	—	—	—	—	512,000	512,000
Laurent Lemaire(3)	—	—	—	83,746	476,193	150,273	710,212
Alain Lemaire (4)	—	—	—	—	—	—	—
Paul R. Bannerman(5)	4,000	21,361	100	—	—	—	25,361
James B.C. Doak	68,000	30,344	50	—	—	—	98,344
Louis Garneau	50,000	30,344	50	—	—	—	80,344
Sylvie Lemaire	62,000	30,344	50	—	—	—	92,344
David McAusland	36,000	61,197	100	—	—	—	97,197
Georges Kobrynsky	82,000	26,664	50	—	—	—	108,664
Élise Pelletier	52,000	25,505	50	—	—	—	77,505
Laurence G. Sellyn	30,000	49,221	100	—	—	—	79,221
Sylvie Vachon	50,000	24,610	50	—	—	—	74,610
Mario Plourde (4)	—	—	—	—	—	—	—
(1)    The annual retainer is paid in cash or DSUs as elected by the Director, attendance fees are paid in cash only.

29

(2)    Bernard Lemaire retired on June 1st 2011. The amount represents his annual pension entitlement, in accordance with the supplementary retirement plan established in 2010.

(3)
Laurent Lemaire retired on February 1, 2014. Under the short-Term Incentive Plan, Mr. Lemaire received an amount of $83,746. The amount of $150.274 represents an amount of $30,000 for salary earned in January 2014 and and amount of $120,273 for the maintenance of his privates properties.

(4)	Compensation paid to Messrs. Alain Lemaire and Mario Plourde is presented under item 3.2.1 "Summary Compensation Table" on page 23 of this Circular.

(5)
DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the Directors Deferred Share Unit Plan. See page 25 of this Circular. Mr. Bannerman retired from the Board on May 8 2014.

Defined Contribution Plan Table

The following table sets forth the accrued value of the retirement plan for Laurent Lemaire at the beginning and at the end of fiscal 2014:

NAME	ACCUMULATED VALUE AT START OF YEAR ($)	COMPENSATORY ($)	ACCUMULATED VALUE AT YEAR END ($)
Laurent Lemaire	790,900	23,820	902,300

3.8.4    INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth for each director the value on vesting of all options-based and share-based awards and the non-equity incentive plan during the financial year 2014:

NAME	OPTIONS-BASED AWARDS VALUE VESTED DURING THE YEAR (1) ($)	SHARE-BASED AWARDS VALUE VESTED DURING THE YEAR(2) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION - PAYOUT DURING THE YEAR ($)
Bernard Lemaire	—	—	—
Laurent Lemaire	—	—	83,746
Alain Lemaire	—	—	—
Paul R. Bannerman	—	21,631	—
James B.C. Doak	—	30,344	—
Louis Garneau	—	30,344	—
Sylvie Lemaire	—	30,344	—
David McAusland	—	61,197	—
Georges Kobrynsky	—	26,664	—
Élise Pelletier	—	25,505	—
Laurence G. Sellyn	—	49,221	—
Sylvie Vachon	—	24,610	—
Mario Plourde	—	—	—

(1)	For Messrs. Alain Lemaire and Mario Plourde, see Table 3.3.2 "Incentive Plan Awards- value vested or earned during the year" on page 25 of this Circular.

(2)	The value of the share units which vested during the financial year ended December 31, 2014 represents the value at the grant dates.

30

3.8.5    INCENTIVE PLAN AWARDS - OUTSTANDING SHARE-BASED AWARDS

The following table and sets forth, for each Director, the value of vested share-based awards not paid or distributed as at December 31, 2014.

NAME	NUMBER OF SHARE-BASED AWARDS THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OR DISTRIBUTED ($) (1)
Bernard Lemaire	—	—	—
Laurent Lemaire	—	—	—
Alain Lemaire	—	—	—
Paul R. Bannerman	—	—	308,925
James B.C. Doak	—	—	298,589
Louis Garneau	—	—	298,589
Sylvie Lemaire	—	—	298,589
David McAusland	—	—	356,181
Georges Kobrynsky	—	—	134,243
Élise Pelletier	—	—	82,675
Laurence G. Sellyn	—	—	85,791
Sylvie Vachon	—	—	42,920
Mario Plourde	—	—	—

(1)    Calculated on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2014 ($7.02).

3.8.6    SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below sets forth the number of Common Shares remaining available for future issuance under the Corporation’s Stock Option Plan as at December 31, 2014.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS	WEIGHT-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLAN (EXCLUDING SECURITIES REFLECTED IN COLUMN (A)
Equity Compensation Plan Approved by Securityholders	6,432,328	7.14	2,410,973
Equity Compensation Plan not approved by Securityholders	—	—	—
Total	6,432,328	—	2,410,973

31

SECTION 4

OTHER INFORMATION

4.1    INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest of any director or officer of the Corporation, any proposed management nominee for election as director of the Corporation or any associate or affiliate of any such person in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or will materially affect the Corporation, any of its subsidiaries or affiliated companies.

4.2    INDEBTNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2014, there were no outstanding loans to any senior officer, director or any nominee as director of the Corporation made by the Corporation or its subsidiaries and divisions.

4.3    CORPORATE GOVERNANCE

The Board of the Corporation considers good corporate governance to be important to the effective operations of the Corporation. The Corporation’s Board Charter defines its functions and mandate. The Corporate Governance and Nominating Committee is responsible for the development, update, and disclosure of the Corporation’s corporate governance practices. Under National Policy 58-201, corporate governance guidelines and National Instrument 58-101, disclosure of corporate governance practices of the Canadian Securities Administrators, the Corporation is required to disclose information relating to its corporate governance practices. This information is set out in Schedule C to this Circular.

4.4    INFORMATION ON THE AUDIT AND FINANCE COMMITTEE

Composition of the Audit and Finance Committee, Education and Experience of its Members

The Audit and Finance Committee (the “Committee”) is composed of three independent directors, namely, Georges Kobrynsky (Chair), James B.C. Doak and Laurence G.Sellyn. The Charter of the Audit and Finance Committee is set out in Schedule D to this Circular. All the members of the Committee are independent as defined in section 1.4 of the Canadian Securities Administrators National Instrument 52-110 and are financially literate. The following describes the relevant education and experience of each member of the Committee that provides him with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

NAME OF COMMITTEE MEMBER	RELEVANT EXPERIENCE AND EDUCATION
Georges Kobrynsky
Mr. Kobrynsky is a Director of companies and held the position of Senior Vice-President, Investments, Forest Products of the Société générale de financement du Québec from 2005 to 2010. He also held for more than 30 years, various senior positions at Domtar Inc. Mr. Kobrynsky is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements. Mr. Kobrynsky is member of the Board of Directors of Supremex Inc.

James B.C. Doak
An economist, Mr. Doak has more than 20 years of experience as a chartered financial analyst and is a past President and Director of the Toronto CFA Society. He has been a Board member of several public companies, namely, PetroKazahstan Inc., Superior Propane Inc., and Spar Aerospace Inc. He has held senior positions with ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd. He is co-founder of Sui Generis Investment Partners, an investment company.

Laurence G. Sellyn
Mr. Sellyn is Chief Financial and Administrative Officer and Executive Vice-President of Gildan Activewear Inc. He served as Chief Financial Officer and other senior level corporate officer positions with long established Canadian public companies in a variety of industries. Mr. Sellyn is a U.K. chartered accountant and is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Corporation’s financial statements.

32

4.5    OTHER BUSINESS

The Management and the Board are not aware of any matters to come before the Meeting other than as set forth in the Notice of Meeting. If any other matters properly come before the Meeting, it is intended that the persons named in the enclosed form of proxy will vote the same in accordance with their judgment of such matters.

4.6    SHAREHOLDER PROPOSALS

Proposals for any matters that persons entitled to vote at the next annual shareholders' meeting wish to raise at said meeting must be received by the Corporation by December 16, 2015, at the latest.

4.7    ADDITIONAL INFORMATION

Financial information concerning the Corporation is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2014. Additional information relating to the Corporation is available at www.sedar.com. A copy of the Corporation’s most recent consolidated financial statements, interim financial statements, management’s discussion and analysis, Annual Information Form, and Management Proxy Circular may be obtained by shareholders, without charge, upon request to the Corporate Secretary of the Corporation at the following address:

Cascades Inc.
Corporate Secretariat
404 Marie-Victorin Blvd. P.0. Box 30
Kingsey Falls, (Québec) J0A 1B0

4.8    DIRECTOR APPROVAL

The Board of Directors of the Corporation has approved the contents of this Management Proxy Circular and the sending thereof to the Shareholders.

/s/ Robert F. Hall
Robert F. Hall
VICE-PRESIDENT, LEGAL AFFAIRS
AND CORPORATE SECRETARY
KINGSEY FALLS, QUÉBEC, MARCH 16, 2015

33

SCHEDULE A

ADVANCE NOTICE BY-LAW

INTRODUCTION

The purpose of this Advance Notice By-law (the “By-law”) is to establish the conditions and framework under which holders of record of common shares of the Corporation may exercise their right to submit director nominations by fixing a deadline by which such nominations must be submitted by a shareholder to the Corporation prior to any annual or special meeting of shareholders, and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form. It is the position of the Corporation that this By-law is beneficial to shareholders and other stakeholders.

NOMINATION OF DIRECTORS

1.
Nomination procedures - Subject only to the Business Corporations Act (Québec) (the “Act”) and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors and such meeting is called:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.
by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this By-law.

2.
Timely notice - In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal executive offices of the Corporation.

3.	Manner of timely notice - To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

a.
in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders or of any adjournment; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

4.	Proper form of timely notice - To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

a.
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.
as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

34

5.
Eligibility for nomination as a director - No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	Terms - For purposes of this By-law:

a.
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b.
“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

7.
Delivery of notice - Notwithstanding any other provision of this By-law, notice given to the Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (local time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.	Board Discretion - Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

35

SCHEDULE B

SHAREHOLDER PROPOSALS

The Corporation is required by applicable law to attach the following proposals, and the related supporting statements, to the Management Proxy Circular. The Mouvement d’éducation et de défense des actionnaires (« MÉDAC »), 82 Sherbrooke Street West, Montréal, Québec H2X 1X3, submitted the proposals which are set out below (translated from French to English). MÉDAC has been a shareholder of the Corporation since February 13, 2014 holding 455 Common Shares of the Corporation.

The Board of Directors response, including its voting recommendation, follows the proposals.

PROPOSAL B-1
Director skills: deficiency in risk management
__________________________________________________________________________________________________________________________

MÉDAC’S WORDING

It is proposed that the Board of Directors acquire in the shortest possible time, a greater number of directors with expertise in risk management.

MÉDAC’S ARGUMENT IN SUPPORT OF ITS PROPOSAL

A review of the domains of expertise of the directors disclosed in the 2014 circular allows us to draw the following skills profile for the directors:

Principal skills identified	Number of directors
Company management	9
Pulp and Paper Industry	7
Finance	5
International experience	5
Environment, health and safety	4
Human resources	4
Risk management	0

This situation is of concern principally for the following reasons:

•
The company has to deal with several risks as described in its Annual Report: economic risks, competition risks, debt risks, financial risks, procurement and key suppliers risks, airborne risks, technological risks, regulatory risks, loss of key resources and insurance risks;

•
The evaluation of risks constitutes only a small part of the responsibilities of the audit and finance committee, the work done in this regard falling more under the purview of internal control than the evaluation of the actual risks;

•	Training offered to the directors, at least during the preceding year, does not mention specifically this subject.

For these reasons, we are filing a proposal that the board of directors reviews its administrative appointment criteria to increase the presence of directors having a risk management skill and that the board enhance its training program for directors accordingly.

THE CORPORATION'S RESPONSE TO MÉDAC PROPOSAL B-1

At Cascades, the Board considers risk management to be part of its stewardship responsibility as clearly set out in the Board of Directors Charter, attached as Schedule E to this Circular. The Board delegates responsibility for certain elements of risk oversight to specific Board Committees as is most appropriate given their area of expertise and focus. For example, the Audit and Finance Committee is charged with the task of evaluating the effectiveness of the Corporation’s overall system of internal controls and evaluating on a yearly basis the process of identifying and managing key risks and where appropriate, providing recommendations to the Board with regard to certain risks. The Human Resources Committee reviews annually any risks associated with the Corporation’s compensation policies and practices and provides the appropriate disclosure in the « Compensation Discussion and Analysis » under «Risk Oversight » on page 17 of this Circular. The Governance and Nominating Committee oversees the Corporation’s corporate governance practices, the composition of the Board and its committees. It is the Board's view that the members of each committees have the experience required in the area of risk management.

The charters of the Board and of each of its committees are reviewed annually, including responsibilities pertaining to risk management.
Management also undertakes on an annual basis an enterprise-wide process to identify, classify, assess and report to the Audit and Finance Committee an update on the Corporation’s significant risks and mitigation strategies.
The Board believes that its and Cascades’ approach to risk management is sound and appropriate considering the Corporation’s business activities and risk profile.

As it is the Board’s view that there is significant related experience in the area of risk management within the existing Board, it does not propose to add « in the shortest possible time, a greater number of directors with expertise in risk management » as requested by MÉDAC and, accordingly, recommends that shareholders vote AGAINST Proposal B-1.

36

PROPOSAL B-2
Votes against certain directors -
Feedback following a high percentage of votes withheld for the nomination of a director
____________________________________________________________________________________________________________________________

MÉDAC’S WORDING

Given that certain Board members received a greater number of abstentions than their colleagues, it is proposed that the Board of Directors present, at the next Annual Meeting, the actions it has taken to follow up on the dissatisfaction expressed by the shareholders.

MÉDAC’S ARGUMENT IN SUPPORT OF ITS PROPOSAL

It is concerning Mr. Laurent Lemaire (12.55%) and Mrs. Élise Pelletier (13.45%). The same situation occurred at the 2013 annual meeting. Such rates of abstention merit reflection and communication with the shareholders to inform them about the measures taken by the Board to remedy the situation.

THE CORPORATION'S RESPONSE TO MÉDAC PROPOSAL B-2

The voting results for each nominee elected to the Board at the 2014 Annual Meeting of Shareholders and nominated for re-election as a Director of the Corporation at the upcoming Meeting are disclosed within the biographical information under “Election of Directors - Board Nominees" earlier in this Circular, as well as in our report of voting results publicly filed on SEDAR at www.sedar.com on May 9, 2014 and in our press release issued on the same date, in accordance with applicable legislation.

At the 2014 Annual General Meeting of Shareholders, the proportion of votes cast “for” the nominees for election to the Board ranged between 86.55% and 98.84%. Accordingly, each nominee was elected to the Board by an overwhelming majority of the votes cast at the meeting.

At the 2013 Annual General Meeting of Shareholders, the proportion of votes cast “for” the nominees for election to the Board ranged between 80.57% and 98.24%. Again, each nominee was elected to the Board by an overwhelming majority of the votes cast at the meeting.

As well, in 2013, the Board adopted a majority voting policy governing uncontested elections of directors. Under this policy, a nominee for election as a director nominee who receives a greater number of votes “withheld” than votes “for” will be expected to offer to tender his resignation to the Executive Chair of the Board following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such resignation offer and make a recommendation to the Board whether to accept it or not. The Board will make its decision and announce it in a press release within 90 days following the meeting of shareholders.

For these reasons, the Board believes, on the recommendation of the Corporate Governance and Nominating Committee, that the report requested by MÉDAC on « the actions it has taken to follow up on the dissatisfaction expressed by the shareholders» is not warranted and recommends that shareholders vote AGAINST Proposal B-2.

37

PROPOSAL B-3
Advisory vote on Senior Executive Compensation
____________________________________________________________________________________________________________________________

Following the adoption by the Corporation and approval by the Board of a say on pay advisory vote policy providing shareholders with an opportunity to vote at each annual shareholders meeting, MÉDAC agrees that no vote is required on their proposal as reproduced below.
MÉDAC’S WORDING

It is proposed that the board of directors adopt a policy stipulating that the compensation policy for its five most senior executives be submitted to a shareholder advisory vote.

MÉDAC’S ARGUMENT IN SUPPORT OF ITS PROPOSAL

Currently, the shareholders of Cascades cannot express their opinion on senior executive compensation policies. Today, close to one hundred companies offer their shareholders such an opportunity.

An advisory vote on senior executive compensation is a basic element of shareholder democracy and allows the board of directors to ensure that the shareholders are satisfied with its compensation policy, to maintain a good dialogue with its shareholders regardless of the number of shares they hold, and to avoid tense relations between the parties that could tarnish the Corporation’s image in the industry.

An advisory vote on senior executive compensation is a basic element of shareholder democracy and allows the board of directors to ensure that the shareholders are satisfied with its compensation policy, and to maintain a good dialogue with its shareholders regardless of the number of shares they hold, thereby preserving the company’s good reputation vis-à-vis its stakeholders and the financial community. It also helps to avoid high abstention votes against the directors sitting on compensation committees and thus impair their reputation as a director, when shareholders do not dispose of an advisory vote to express their dissatisfaction. For us, a dissatisfaction regarding a compensation policy must be expressed in light of the full board and not just with regard to a few directors.

The orientation towards sustainable development calls for the establishment at Cascades of an advisory policy on senior executive compensation.

NO VOTE IS REQUIRED ON THIS PROPOSAL.

38

SCHEDULE C

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1.    BOARD OF DIRECTORS

(a)    Disclose the identity of Directors who are independent.

The Corporate Governance and Nominating Committee (the "Committee") and the Board of Directors (the "Board") have examined the independence of each director within the meaning of Regulation 58-101 respecting disclosure of corporate governance practices which refers to the definition of "independence" provided in section 1.4 of Regulation 52-110 respecting audit committees. A Director is "independent" if he or she has no direct or indirect material relationship with the Corporation. A "material relationship" is one that could, in the view of the Board, be reasonably expect to interfere with the exercise of a Director's independent judgment. To determine if a nominee is independent, the board reviews the information provided by the directors or the nominees by way of a questionnaire completed annually. The independent Directors are: Messrs. Louis Garneau, David McAusland, James B.C. Doak, Georges Kobrynsky, Laurence G. Sellyn, Ms. Sylvie Vachon and Ms. Elise Pelletier.

(b)    Disclose the identity of Directors who are not independent, and describe the basis for that determination.

Laurent Lemaire is a Director and brother of Alain Lemaire;
Alain Lemaire is a Director, Executive Chair of the Board of the Corporation and brother of Laurent Lemaire;
Sylvie Lemaire is a Director and is the niece of Laurent Lemaire and Alain Lemaire;
Mario Plourde is a Director and the Chief Executive Officer of the Corporation.

(c)
Disclose whether or not a majority of Directors are independent. If a majority of Directors are not independent, describe what the Board of Directors does to facilitate the exercise of independent judgment in carrying out its responsibilities.

7 of the 11 Directors proposed by management for election to the Board are independent.

(d)	If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.

Information on the Directors who hold directorships with other public companies (or the equivalent) is set out on pages 8 to 13 of this Circular.

(e)
Disclose whether or not the independent Directors hold regularly scheduled meetings at which non Independent Directors and members of management are not in attendance. If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

The independent Directors meet separately from the other Directors and without the presence of management, following each scheduled Board meeting, and meet together for a special meeting of the Independent Directors once a year. The independent Directors met six times during Fiscal 2014.

(f)
Disclose whether or not the Chair of the Board is an independent Director. If the Board has a Chair or lead Director who is an independent Director, disclose the identity of the independent Chair or lead Director, and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a lead Director that is independent, describe what the Board does to provide leadership for its independent Directors.

The Executive Chair of the Board is not independent. Mr. Georges Kobrynsky acts as lead Director. He oversees the responsibilities of the Independent Directors and assumes other responsibilities, which the Independent Directors as a whole might designate from time to time. His role and responsibilities are set out in Schedule I to the Circular.

(g)	Disclose the attendance record of each Director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

The Board held nine meetings during Fiscal 2014. A record of attendance by Directors at Board and Committee meetings held during Fiscal 2014 is set out under the heading "Directors Attendance Record to Board and Committee Meetings" on page 14 of this Circular.

39

2.	BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board is responsible for the stewardship of the Corporation and overseeing the management of the Corporation's business and affairs. One of the Board's key mandates is to oversee the Corporation's objectives and goals. The Board annually reviews and approves the Corporation's priorities and the strategic plan to achieve those priorities. Essential to this process is the Board's annual strategic meeting, held each year at which the Board and management hold comprehensive discussions on the strategic plan and budgets as well as the Corporation's progress on operational and financial targets and the Corporation's principal priorities. The meeting also provides an opportunity for the Board to meet and socialize on an informal basis with members of the senior leadership team of the divisions below the Corporation's senior executive team, an important part of executive succession planning. The Board has adopted a Charter, the full text of which is set out in Schedule E to this Circular.

3.	POSITION DESCRIPTIONS

(a)
Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board Committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.

Upon recommendation of the Corporate Governance and Nominating Committee, the Board has adopted a written position description for the Chair whose responsibilities are set out in Schedule F to this Circular. The Board has also adopted a written position description for the Chairs of Board Committees which is set out in Schedule H to this Circular.

(b)
Disclose whether or not the the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Mandate of the Chief Executive Officer outlines his role and responsibilities as follows: he is responsible for implementing the Corporation’s strategic and operational objectives and for the execution of the Board’s decisions. He oversees the management of the Corporation’s activities as well as its subsidiaries and divisions in order to attain the identified objectives. His responsibilities are set out in Schedule G to this Circular.

4.    ORIENTATION AND CONTINUING EDUCATION

(a)    Briefly describe what measures the Board takes to orient new Directors regarding

a)    the role of the Board,its committees and its Directors, and b) the nature and operation of the issuer's business.

The Board has implemented an orientation and education program for new members of the Board. The main objective of the education program is to afford each new Director the opportunity to become familiar with the Corporation's activities and to better understand the challenges faced by the Corporation. Each Director receives a Director's Manual that is updated periodically. The Manual contains pertinent material and information on the Corporation, the Board and its Committees. Directors meet with the Executive Chair of the Board, the President and Chief Executive Officer and members of senior management to discuss the Corporation's operations and are given periodic presentations on business units or on a specific business development. In the course of this program, new Directors benefit from guided tours of the Corporation's installations and meet with management of same.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for Directors. If the board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.

From time to time, the Corporation offers Board members the opportunity to attend presentations to keep them informed on regulatory and industry requirements and standards that may affect their role and responsibilities. In 2014, as in previous years, they were briefed on tax issues, pension plans, investor relations, insurance coverage and treasury issues. The Board members also benefit from a membership in the Québec Chapter of the Institute of Corporate Directors ("ICD"), a not-for-profit member based association. ICD promotes the effectiveness of directors by providing quality director education and professional certification as well as an access to timely information on current and emerging governance issues and best practices. The Directors benefit from access to publications and events to further enhance their knowledge of Director's responsibilities and current governance trends. In 2014, two Board members received their professional certification from the Collège des administrateurs de sociétés of Université Laval (Québec).

40

5.    ETHICAL BUSINESS CONDUCT

(a)	Disclose whether or not the Board has adopted a written code for the Directors, officers, and employees. If the Board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	disclose how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)
provide a cross-reference to any material change report filed during the last financial year that pertains to any conduct of a Director, or executive officer that constitutes a departure from the code.

The Corporation first adopted a Code of Ethics (the "Code") in 2004, which was revised in 2009 and is undergoing yet another revision in 2015. The Code is meant to provide Directors, officers and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Corporation operates its activities. The Code is available on www.sedar.com and on the Corporation's website at www.cascades.com. The Board and the Audit and Finance Committee regularly monitor compliance with the Code and ensure that management encourages a culture of ethical business conduct. Management provides the Audit and Finance Committee with, if applicable, a quarterly report on the number of complaints received through the Corporation's Ethics Telephone Line, the nature of the complaints, the treatment and follow-up of same.

In 2014, the Board has not granted any waiver to the Code in favour of a Director or Executive Officer. Accordingly, no material change report has been filed.

(b)
Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.

The Corporate Governance and Nominating Committee and the Board monitor the disclosure of conflicts of interest by Directors and ensure that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

(c)     Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has developed and implemented and the Board has approved various corporate policies including a policy on disclosure of Information, a policy on the treatment of complaints, a policy on insider trading and a policy on harassment in the workplace. The 2015 version of the Code will include an anti-fraud policy and, an anti-bribery and corruption policy. The Corporation implemented a training program for all employees on the contents of the Code and the Corporation’s expectations in this regard. An online training session on the Corporation’s intranet site also exists for new employees. The Corporation has also put in place an Ethics Telephone Line allowing employees to report anonymously and confidentially any concerns regarding compliance with the Code or questions relating to auditing, accounting matters and ethical issues.

6.    NOMINATION OF DIRECTORS

(a)	Describe the process by which the Board identifies new candidates for Board nomination.

Together with the Executive Chair of the Board, this responsibility has been assigned to the Corporate Governance and Nominating Committee, (the "Committee") which is composed of two independent Directors and one non-independent Director. The Committee has the responsibility to identify and recommend to the Board, nominees for election to the Board. The Committee evaluates the composition and size of the Board, examines the areas of expertise of the Board members and recommends to the Board a list of candidates for election to the Board. When considering the Board's size and composition, the Committee and the Board have two objectives: to form an effectively functioning Board with a diversity of views and business experience and to select a size that is sufficiently small for the Board to operate effectively while ensuring that there is enough capacity to fully meet the demands of the Board and its four committees. The Board is of the view that 11 members promotes effectiveness and efficiency.

(b)	Disclose whether or not the Board has a nominating Committee composed entirely of independent Directors.

The Corporate Governance and Nominating Committee’s mandate includes this responsibility. See response provide in 6 a) above.

(c)    If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nominating Committee (the "Committee") is responsible for the elaboration, update, and disclosure of the Corporation’s practices relative to corporate governance. The Committee coordinates the recruitment of new directors, reviews candidates for directorships, and submits its recommendations to the Board. It coordinates the annual assessment of the effectiveness of the Board and its committees as well as the performance and contribution of Directors. In 2014, the Committee held four meetings. At each meeting, it holds an in camera session, unless waived. In 2014, the Committee undertook several initiatives as part of its commitment to best practices in corporate governance in accordance with its mandate and work plan: succession planning for the Board has been a key focus of the Committee

41

in recent years as a Board member has retired a new one has joined. The Committee developed position descriptions for the Executive Chair, Lead Director and CEO to provide a clear delineation of duties and responsibilities to ensure that the Board can fulfill its duties effectively and efficiently and can exercise independent judgment in carrying out its responsibilities. The Committee reviewed and approved the Committee's Charter and work plan, received and considered with management regular updates on changing laws, rules and regulations in Canada, corporate governance initiatives taken by Canadian securities regulators and emerging best practices and their implications for the Corporation. The Committee reviewed and recommended to the Board for approval by the shareholders at the May 7, 2015 annual general meeting, an advance notice by-law and on an advisory basis, a resolution accepting the Corporation's approach to executive compensation. The Committee reviewed the adequacy of the evaluation process and annual questionnaire with input from the Lead Director and approved changes to the questionnaire. Together with the Executive Chair, the Chair of the Committee and the Lead Director carried out an annual assessment of the Board as a whole, its committees, the Chairs of the Committees and each Director.

7.    COMPENSATION

(a)	Describe the process by which the Board determines the compensation for the issuer's directors officers.

The Board has established a Human Resources Committee whose responsibility includes reviewing and making recommendations to the Board in respect of compensation for senior executives and directors of the Corporation.

(b)
Disclose whether or not the Board has a compensation committee composed entirely of independent Directors. If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Human Resources Committee is composed of three independent Directors. The Committee may retain the services of outside consultants, specialized in compensation to assist it in performing its mandate.

(c)	If the Board has a compensation committee, describe the responsibilities, powers, and operation of the compensation committee.

The Committee meets at least once each quarter and reports to the Board on its activities. The Committee's Charter and work plan sets out its mandate, duties and scope of authority. Both the Charter and work plan were reviewed in Fiscal 2014 to ensure their adequacy. The Committee is responsible for reviewing and making recommendations to the Board with respect to the annual compensation for the Executive Chair and the President and Chief Executive Officer, all in accordance with the Corporation's compensation policy. The Committee reviews and makes recommendations to the Board with respect to the annual compensation payable to members of senior management, taking into account the President and Chief Executive Officer's recommendations, all in accordance with the Corporation's compensation policy. The Committee reviews annually and as required, the salary structure,as well as global compensation provided to senior executives including salaries and compensation incentive plans and, if appropriate, makes recommendations to the Board. It assesses the performance of the Chief Executive Officer and members of senior management and submits its recommendations to the Board. The Committee reviews practices put in place by the Corporation relating to recruitment, training, professional development and succession planning for members of the senior management team. The Committee also submits its recommendations to the Board on the appointment of the Chief Executive Officer and other senior executives. It reviews and makes recommendations to the Board on the granting and terms and conditions of exercise of stock options and performance share units to persons eligible in accordance with the Corporation's Stock Option Plan and Performance Share Unit Plan. In addition, with input from the Corporate Governance and Nominating Committee and the Lead Director, it considers and recommends if required, the appropriate type of compensation for the directors in order to attract and retain highly qualified directors with a sufficient mix of skills, expertise and experience. The Committee did not review in Fiscal 2014 overall compensation paid to directors as an increase in their compensation was approved at the end of Fiscal 2012 and implemented in March of Fiscal 2013.

8.    OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit and finance, compensation and nominating committees, identify the committees and describe their function.

The Board has established an Environment, Health and Safety Committee (the "Committee") responsible for reviewing and making recommendations and reports to the Board relating to policies, standards, practices and programs of the Corporation on matters relating to both the environment and occupational health and safety. The Committee monitors the Corporation's performance in accordance with applicable industry norms and standards imposed by legislation and regulations pertaining to both the environment and occupational health and safety. The Committee met four times during Fiscal 2014. The Committee, assesses once a year, the adequacy of its charter, and, if required makes recommendations to the Corporate Governance and Nominating Committee and to the Board.

9.	ASSESSMENTS

Disclose whether or not the Board, its committees, and individual Directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.

The assessment of the effectiveness of the Board and its Committees is a matter for the Corporate Governance and Nominating Committee.

42

The effectiveness is measured through a self-evaluation questionnaire that is sent annually to all of the Directors. The questionnaire deals with the responsibilities, structure and functions of the Board, the performance of the Board, of the Directors, of the Committees and their respective Chairs as well as the performance of the Chief Executive Officer and Executive Chair of the Board. The results are assembled and a report is provided to the Chair of the Corporate Governance and Nominating Committee as well as to the Executive Chair of the Board and the Lead Director and subsequently to the full Board. The Executive Chair interviews each director separately to discuss the results. These interviews provide an opportunity for open and constructive discussion of any and all issues, with a view to enhancing Board performance as well as the personal contributions of each individual. The Corporate Governance and Nominating Committee and the Board are satisfied that the Board is composed of directors who possess a mix of expertise and attributes that can best advance and oversee the strategy and direction of the Corporation.

10.	DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporate Governance and Nominating Committee (the "Committee") considered additional initiatives to further enhance succession planning at the Board level in Fiscal 2014. Upon recommendation by the Committee, the Board adopted a policy on the mandatory retirement age for directors (save for Laurent and Alain Lemaire) whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-second birthday or after twenty (20) years of service on the Board, provided however that the maximum term for directors elected on May 7, 2015 will be 25 years. The Committee has complete discretion to recommend that the Board extend a director's term for such period as the Committee deems appropriate and in the best interests of the Corporation. This policy is effective as of May 7, 2015.

Furthermore, directors are expected to inform the Executive Chair of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. Directors are also expected to provide the Executive Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Committee and the Executive Chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term.

11.	POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Although the Board did not adopt a written policy relating to the identification and nomination of women on the Board in Fiscal 2014, the Corporate Governance and Nominating Committee (the “Committee”) whose responsibility is to nominate director nominees to the Board considers candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality candidates, the Committee takes into account diversity considerations such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. It is to be noted that three of the twelve current Directors are women representing 25% of the seats on the Board which is a significantly higher proportion than prevails on the boards of most Canadian public issuers. The Canadian Diversity Council in its 2014 Annual Report Card stated that women now hold 17.1% of FP 500 board seats which, while an increase over each of the prior two years, is lower than the 25% level of the Corporation in Fiscal 2014.. The Board is fully committed to ensuring that women are well represented on the Board in keeping with the aforementioned criteria.

(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)    a short summary of its objectives and key provisions,
(ii)    the measures taken to ensure that the policy has been effectively implemented,
(iii)    annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv)    whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Corporation has not adopted a written policy relating to identification and nomination of women directors.

12.	CONSIDERATION OF THE REPRESENTATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS
Disclose whether or not and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.
See response provided in paragraph 11 a) above.

43

13.	CONSIDERATION GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether or not and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.
In considering fulfillment of executive roles, the Corporation is sensitive to the value of having representation of both genders, with a focus on competencies and experience.

14.	ISSUER'S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN THE EXECUTIVE OFFICER POSITIONS

For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

(a)	Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

No target has been identified. See response provided in paragraph 11 a) above.

(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
No target has been identified. See response provided in paragraph 13 above.

(c)	If the issuer has adopted a target referred to in either (a) or (b), disclose:
(i)    the target, and
(ii)    the annual and cumulative progress of the issuer in achieving the target.
No target has bee identified.

15.	NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

a)	Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.
25% or 3 of 12 board members are women.

(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.
Under applicable criteria and definition, 18.18% or 2 of 11 executive officers are women.

44

SCHEDULE D

CHARTER OF THE AUDIT AND FINANCE COMMITTEE

1.	PURPOSE

The purpose of this charter is to describe the role of the Audit and Finance Committee (the « Committee ») as well as its duties and responsibilities delegated by the Board of Directors (« the Board »). The main duty of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the following issues:

•	the quality and integrity of the Corporation’s financial statements;

•	the enterprise risk management process;

•	accounting and financial reporting process;

•	systems of internal accounting and financial controls;

•	independent auditor’s qualifications, independence and performance;

•	internal audit function and process;

•	the Corporation’s compliance with legal and regulatory requirements relating to the Corporation’s financial statements;

•	fulfill any other responsibilities assigned to it from time to time by the Board.

2.    DIVISION OF RESPONSABILITIES

In carrying out the duties of the Committee described in this charter, the members of the Committee recognize that its function is to oversee the Corporation’s financial reporting process on behalf of the Board as well as to report its activities regularly to the Board. Management of the Corporation is responsible for the preparation, the presentation and the integrity of the Corporation’s financial statements and for the effectiveness of internal control over financial reporting.

Management is responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditor is responsible for planning and carrying out audits of the Corporation’s annual and interim financial statements and annually auditing management’s assessment of the effectiveness of internal control over financial reporting and other auditing procedures.

In performing their duties, the members of the Committee must have open and free discussions with the Board, the independent auditor, the internal auditor and management of the Corporation.

3.    COMPOSITION AND ORGANIZATION

The Committee shall be composed of a minimum of three independent directors, as appointed by the Board at its first meeting following the annual shareholders meeting. Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each Committee member must be financially literate in accordance with applicable laws and at least one member must have accounting or related financial management expertise, as determined by the Board.

The Committee will appoint one of its members as Chairman and the Secretary or Assistant Secretary of the Corporation or the person designated as Secretary will be secretary for all meetings of the Committee and will keep minutes of the Committee’s deliberations.

4.    MEETINGS AND RESOURCES

The Committee shall meet at least four times a year, or more frequently if circumstances so dictate. By virtue of its mandate to foster open relations, the Committee shall also meet separately and in camera for discussions with the internal auditor, management and with the independent auditor, as required.

The Committee shall establish its own rules and procedures (subject to any specific guidelines from the Board) and shall meet at the place and in accordance with the terms prescribed by its rules. A quorum shall not be less than a majority of the members of the Committee.

45

The Chairman of the Committee determines the agenda for each meeting in consultation with the Vice-President and Chief Financial Officer, the Secretary and the internal auditor. The agenda and supporting documentation are distributed to the members of the Committee within a reasonable timeframe prior to the meetings.

The Chairman of the Committee shall report quarterly and when required to the Board on the Committee’s activities and will make recommendations concerning all matters it deems necessary or appropriate.

The Committee shall at all times have free and open access to management, to the internal auditor and to the independent auditor in order to seek explanations or information on specific questions.

The Committee shall have the resources and the authority appropriate to carry out its duties, including the authority to retain, as it deems necessary, counsel and other external consultants and to set and pay their remuneration, without further Board approval.

In carrying out its duties and to meet its responsibilities, the Committee shall examine the books and relevant accounts of the Corporation, its divisions and its subsidiaries.

5.    DUTIES AND RESPONSIBILITIES

In addition to, the above-mentioned responsibilities, the Committee shall address the following questions:

5.1    FINANCIAL REPORTING

•	Reviews the quality and integrity of the Corporation’s accounting and financial reporting system through discussions with management, the independent auditor and the internal auditor;

•
reviews with management and the independent auditor the annual audited financial statements of the Corporation, including the information contained in management’s discussion and analysis, related press releases and the independent auditor’s report on the annual audited financial statements prior to public disclosure and filing with the Securities Regulatory Authorities;

•
reviews the unaudited interim financial statements, including management’s discussion and analysis for each interim period of the fiscal year and related press releases prior to public disclosure and filing with the Securities Regulatory Authorities;

•
reviews the financial information contained in prospectuses, offering memoranda, the annual information form and other reports that include audited or unaudited financial information submitted for approval by the Board;

•
reviews with the independent auditor and management, the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, the underlying assumptions and reporting practices, and any proposed changes thereto;

•
reviews financial analyses and other written communications prepared by management, the internal auditor or the independent auditor, setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative methods in conformity with International Financial Reporting Standards («IFRS») on the financial statements;

•	verifies the compliance of management certification of financial reports with applicable legislation;

•
reviews important litigation and any regulatory or accounting initiatives that could have a material effect on the Corporation's financial situation or operating results and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

•
reviews the results of the external audit, and any significant problems encountered in the performance of the audit, and management's response or action plan related to any Management Letter issued by the independent auditor.

5.2	RISK MANAGEMENT AND INTERNAL CONTROL

•	periodically receives management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control;

•	reviews insurance coverage for the Corporation annually and as may otherwise be appropriate;

•	evaluates the effectiveness of the Corporation’s overall system of internal controls as well as the process of identifying and managing key risks;

ñ	monitors the capital structure of the Corporation and ensures that it has the capacity and the flexibility required to implement its strategic plan to meet the demands of debt repayment;

ñ	examines the relevance of any form of financing where the total value of the indebtedness exceeds 5% of the net book value of the Corporation;

46

•
reviews significant capital costs and other major expenditures, related party transactions and any other transactions which could alter the Corporation’s financial or organizational structure, including off-balance sheet items;

•	periodically inquires as to the funding of the retirement plans as well as the investment management, the structure and performance of the retirement plans;

•	assists the Board in carrying out its responsibility for ensuring that the Corporation is compliant with applicable legal and regulatory requirements relating to the financial statements;

•
while ensuring confidentiality and anonymity, establishes procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including employee concerns regarding accounting or auditing matters;

•	periodically reviews with the Board, the internal auditors and the independent auditor of the Corporation and senior management, the Corporation’s antifraud program and practices.

5.3	INTERNAL AUDIT FUNCTION

•	reviews with management, the internal audit staff qualifications and experience and, if required, recommends the appointment or replacement of the internal auditor;

•	regularly assesses the internal audit function’s performance, its responsibilities, its staffing, budget and the compensation of its members;

•	annually reviews the internal audit plan;

•
undertakes private discussions with the internal auditor to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the independent auditor, and any unresolved differences of opinion or disputes.

5.4    INDEPENDANT AUDITOR

•
recommends to the Board, the appointment of the independent auditor and, if appropriate, their removal (in both cases, subject to shareholder approval), evaluates and compensates them and assesses their qualifications, performance and independence;

•	ensures that as representatives of the shareholders, the independent auditor reports to the Committee and to the Board;

•	approves all audit services provided by the independent auditor and determines and approves in advance, non audit services provided, in compliance with applicable legal and regulatory requirements;

•
discusses with the independent auditor the quality and not just the acceptability of the Corporation’s accounting principles, including: i) all critical accounting policies and practices used ; ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use as well as iii) any other material written communications between the Corporation and the independent auditor, including any disagreement or unresolved differences of opinion between management and the independent auditor that could have an impact on the financial statements;

•
reviews at least once a year the independent auditor’s report stating all relationships the independent auditor has with the Corporation and confirming their independence, and holding discussions with the independent auditor as to any relationship or services that may impact the quality of the audit services, or their objectivity and independence;

•	reviews and approves policies for the Corporation’s hiring of partners and employees or former partners and employees of the independent auditor;

5.5    PERFORMANCE EVALUATION OF THE COMMITTEE

•
prepares and reviews with the Board, an annual performance evaluation of the Committee and its members and assesses once a year, the adequacy of its mandate and, if required, makes recommendations to the Board.

Approved by the Board of Directors on March 12, 2014.

47

SCHEDULE E

CHARTER OF THE BOARD OF DIRECTORS

1.STATEMENT OF POLICY

The Board of Directors of Cascades Inc. ( the « Corporation ») is elected by the Corporation’s shareholders to supervise the management of the business and affairs of the Corporation pursuant to the powers vested in its articles and by-laws, and in accordance with the obligations imposed by the Business Corporations Act (Québec) («BCAQ») and other applicable legislation. Senior management is responsible for the day-to-day operations of the Corporation.

The prime responsibility of the Board is to the Corporation and is to oversee its management and to preserve and enhance its viability, with due regard for the interests of all its shareholders and other stakeholders.

2.	COMPOSITION

2.1    NUMBER OF DIRECTORS

The number of directors must be established from time to time by resolution of the Board, within the limits provided by the articles of the Corporation.

The Corporate Goverance and Nominating Committee of the Board maintains an overview of the desired size of the Board, the need for recruitment and the expected skill-set of new candidates. The Corporate Governance and Nominating Committee reviews and recommends to the Board candidates for nomination as directors. The Board approves the final choice of candidates for nomination and election by the shareholders.

2.2    SELECTION OF MEMBERS

The Corporate Governance and Nominating Committee determines whether to change the size of the Board or recruit new candidates for directors. It establishes the specific skills required of candidates, reviews nominations and recommends the selected candidates.

2.3    INDEPENDENCE

A majority of the Board shall be composed of directors who are independent as such term is defined according to applicable securities laws and regulations.

2.4    CRITERIA FOR BOARD MEMBERSHIP

Board members are expected to possess the following characteristics and traits:

•	act honestly and in good faith with a view to the best interests of the Corporation;

•
    devote sufficient time to the affairs of the Corporation and exercise care, diligence and skill in fulfilling their responsibilities that a reasonably prudent person would exercise in comparable circumstances;

•	provide independent judgment on a broad range of issues;

•	raise questions and issues to facilitate active and effective participation in the deliberation of the Board and of each Committee;

•	make all reasonable efforts to attend all Board and Committee meetings;

•	review the materials provided by management in advance of the Board and Committee meetings.

2.5    CHAIRMAN OF THE BOARD

The Board shall appoint its Chair and Vice-Chair (if one is to be appointed) from among the Corporation’s directors. Should the Chair be a non-independent director, the Board shall also appoint a lead director from among the independent directors.

2.6    TERM OF DIRECTORS

The directors are elected individually by the shareholders at every annual meeting except where the Board appoints a director to fill a vacancy until the next annual meeting. The term of office of each director shall expire at the next annual meeting of the Corporation, or upon the election of a successor.

48

3.    COMPENSATION

The members of the Board receive compensation for their services that the Board may establish from time to time, upon recommendation from the Human Resources Committee, in consultation with the lead Director.

4.    DUTIES AND RESPONSIBILITIES OF THE BOARD

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

4.1    STRATEGIC PLANNING PROCESS

Adopt a strategic planning process, participate in the process and approve or review on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitor the implementation and execution of the business plan by management.

4.2    FINANCIAL ISSUES, RISK MANAGEMENT AND INTERNAL CONTROLS

a)
Identify in conjunction with management, the principal risks facing the Corporation and overseeing, directly or through delegation to the Audit and Finance Committee, to whom the Board has delegated this responsibility, the implementation by management of appropriate systems to manage the principal risks associated with the commercial activities of the Corporation;

b)	In conjunction with the Audit and Finance Committee, obtain reasonable assurance that the Corporation’s internal controls and management information systems are adequate;

c)	Approve annual operating and capital expenditure budgets, any significant transactions outside the normal course of business, including

i)    any acquisition or disposition of assets (including the acceptance of debt); and
ii)    any form of financing

Whose value exceeds 5 % of the net book value of the Corporation.

iii)    any capital expenditure whose value exceeds 2.5 % of the net book value of the Corporation.

d)	Approve the Corporation’s quarterly and annual financial statements together with the accompanying notes, as well as management’s discussion and analysis and press releases related thereto;

e)	Adopt and periodically review the Corporation’s communications policy related to investors and the public in general.

4.3    SECURITIES AND DIVIDENDS

Approve financial prospectuses, the mode and manner of issuance of securities, the declaration of dividends, the purchase, redemption or any form of acquisition of shares, the management proxy circular and the annual information form.

4.4    HUMAN RESOURCES AND SUCCESSION PLANNING

a)	Appoint the President and Chief Executive Officer and other members of senior management;

b)
Approve the compensation and employment conditions of the President and Chief Executive Officer and other members of senior management pursuant to a recommendation by the President and Chief Executive Officer through the Human Resources Committee;

c)
Evaluate the performance of the President and Chief Executive Officer and ensure that processes are put in place by the President and Chief Executive Officer to evaluate the other members of senior management;

d)	Take steps to ensure that a process is in place for the recruitment, training, development, retention and succession of senior management.

4.5    GOVERNANCE

a)	Monitor and review, as appropriate, through the Governance and Nominating Committee, the Corporation’s approach to corporate governance issues including principles and guidelines in this area;

b)	Take steps to evaluate the structures and processes in place that enable the Board to function independently of management;

c)
Take steps to ensure that the President and Chief Executive Officer and the other members of senior management are honest and that through the implementation of a code of ethics and by other means are working to promote a culture of integrity throughout the Corporation;

49

d)
See to the implementation of a program of orientation and training for Board members in order to ensure that new directors receive adequate training and orientation and ensure that the knowledge and understanding of the directors of the Corporation are continuously updated through a program of visits to business units, reports and presentations on topics related to business activities and informal meetings with members of senior management;

e)	Periodically review this Charter to ensure that it reflects the responsibilities of the board in terms of stewardship;

f)	Monitor the size and composition of the Board to promote effective decision making;

g)	Approve the list of nominees for election to the Board by the shareholders and fill vacancies;

h)	Establish Board committees and define their mandates to assist the Board in fulfilling its role and responsibilities;

i)	Establish the directors responsibilities and expectations to which they are subject, including in regard to their presence and participation in the meetings of the Board and its committees;

j)	Establish and maintain a formal process to regularly assess the effectiveness of the Board, the Executive Chair of the Board, each committee, the chair of each committee and individual directors.

4.6    ENVIRONMENT, HEALTH AND SAFETY

Monitor and review, as appropriate, the Corporation’s policies and practices relating to environmental, health and safety issues.

5.    BOARD MEETINGS

The Board meets quarterly and holds additional meetings as needed to discuss specific issues. The Chair establishes the agenda in consultation with the lead Director and appropriate members of senior management which is transmitted to the members of the Board together with the minutes of previous meetings.

Information and other documents deemed relevant to the understanding of the items on the agenda are communicated to the Board members in advance of each meeting.

The Board holds an in camera session at each of its meetings in the absence of management and takes steps to allow independent directors to openly discuss issues, unless the independent directors renounce same.

6.    BOARD COMMITTEES

The Board may delegate some of its powers to its committees, to the extent permitted by the laws governing the Corporation. The recommendations of the Board committees are subject to Board approval.

The Board has established the following committees to assist it in discharging its responsibilities: the Audit and Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources Committee and the Environmental, Health and Safety Committee.

Other committees or sub-committees may be established by the Council to address specific topics. Each committee has its own written mandate. The Board is responsible for supervising the execution of the responsibilities it has delegated to each committee.

7.    COMMUNICATION WITH THE BOARD

Shareholders and other stakeholders may communicate with the Board or with individual directors by contacting the Corporate Secretariat or by email at boardofdirectors@cascades.com.

8.    ADVISORS

Directors may use the services of independent counsel or other experts, as it deems appropriate at the Corporation’s expense with the approval of the Corporate Governance and Nominating Committee.

Approved by the Board of Directors on March 12, 2014.

50

SCHEDULE F

MANDATE OF THE CHAIR OF THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) has as a policy not to entrust to the same person the functions of Chair of the Board and Chief Executive Officer. If the Chair of the Board is not independent, the independent Directors appoint a lead Director.

The Chair of the Board’s principal responsibilities are to supervise and oversee the Board and assist it in discharging its functions and responsibilities in an effective manner and independently of management. The Chair of the Board has the following responsibilities, namely:

•	provide leadership to enhance Board effectiveness;

•	act as liaison between the Board and management;

•	assist in representing the Corporation, as required, to external groups;

•	oversee the application of good corporate governance;

•	preside at meetings of the Board and annual and special meetings of Shareholders;

•	participate in the preparation of the agenda for each Board meeting;

•
supervise the Board committees’ work and, in this regard, the Chair of the Board may attend as a participant all Board committee meetings without the right to vote (save for those committees of which he is a member);

•	ensure that an appropriate set of documents is provided to each Director in a timely manner prior to the meeting;

•	facilitate Board assessment and his performance assessment and the implementation of improvements;

•	provide suitable directives to the Board members to assist them in discharging their responsibilities; and

•	ensure that recently elected or appointed Directors benefit from an orientation and education program.

The current Chair of the Board referred to as the Executive Chair of the Board, also has an executive role with corresponding duties which may be described as follows:

ñ provide support to the Chief Executive Officer and the authority of his position as such;

ñ create an environment conducive to the smooth transition of executive leadership;

ñ act as a mentor to the Corporation's senior executive team and contribute to the creation of a forward-looking leadership environment;

ñ provide advice on high value-at-stake operational and technical issues; and

ñ make himself available as a resource to support the implementation of decisions relating to new or different strategic initiatives and generally contribute to strategic planning initiatives which are under the direction of the Chief Executive Officer.

51

SCHEDULE G

MANDATE OF THE CHIEF EXECUTIVE OFFICER

Reporting to the Executive Chair of the Board of Directors, the Chief Executive Officer is responsible for implementing Cascades Inc.’s (the “Corporation”) strategic and operational objectives and for the execution of the Board’s decisions.

Responsibilities

The Chief Executive Officer has the following responsibilities:

a)     With respect to strategic planning

•	With the advice and counsel of senior management, formulate, and recommend to the Board a long-term strategy that will promote shareholder value;

•
Assume ultimate accountability for the execution of the Corporation’s strategy and policies and, if applicable, for their communication to the Corporation’s senior management as well as to the Corporation’s external partners;

•	Submit to the Board annual business plans and budgets that support the Corporation’s strategy and, when approved by the Board, implement such business plans within the parameters of such budgets.

b)     With respect to operations of the Corporation

•Oversee the management of the Corporation’s activities as well as its subsidiaries and divisions in order to attain the identified objectives;
•Identify and manage the risks and business opportunities presented to the Corporation in the course of its business activities;
•Monitor the hiring, compensation and performance assessment of senior management in consultation with the Human Resources Committee.

c)     With respect to corporate governance matters

•
Serve as the Corporation’s key spokesperson, as required, to external interested parties such as shareholders and other security holders, the business community, the media and governmental authorities;

•
Collaborate with the Executive Chair of the Board and the Corporate Secretary in establishing Board agendas and ensuring that the Executive Chair of the Board as well as its members are kept informed of the overall business operations of the Corporation and of its subsidiaries and of major issues facing them;

•
Maintain effective channels of communication with the Executive Chair and the Board as a whole and meet periodically and, as required, with the Executive Chair of the Board and other Board members in order to ensure that they receive all desired information on a timely basis as well as access to management;

•	Foster a corporate culture based on the values stated in the Corporation’s Philosophy which include namely, respect, integrity, discipline and financial rigor;

•
Ensure that the Corporation has an accounting system in place capable of producing financial statements that fairly reflect the Corporation’s financial situation and enable investors to understand the Corporation’s business and to make investment decisions accordingly.

52

SCHEDULE H

DESCRIPTION OF THE RESPONSIBILITIES OF THE CHAIRS OF THE COMMITTEES OF THE BOARD OF DIRECTORS

1.1    ROLE

Each committee of the Board of Directors (the “Board”) is chaired by an independent director (the “Committee chair”), save for the Environmental Health and Safety committee. The Committee chair is responsible for the management and the effective performance of his or her committee. He or she takes all reasonable measures to ensure that the committee fully executes its mandate.

The principal responsibilities of the chairs of the committees include the following:

Provide leadership to enhance committee effectiveness

•	take all reasonable steps to ensure that the committee works as a cohesive group and provide the leadership essential to achieve this;

•	take all reasonable steps to ensure that the resources available to the committee (in particular, timely and relevant information) are adequate to support its work;

•	take all reasonable steps to ensure that a process is in place for the assessment on a regular basis of the effectiveness of the committee and the contribution of each of its members.

Managing the committee

•	chair committee meetings and report to the Board following each committee meeting on any issues considered by the committee;

•	set the agenda for each committee meeting in cooperation with the Secretary or Assistant Secretary;

•	adopt procedures allowing the committee to conduct its work effectively and efficiently;

•	take all reasonable steps to ensure that the conduct of committee meetings facilitates discussions and provides adequate time for serious in-depth discussion of the business under consideration;

•	oversee the committee’s full discharge of its responsibilities.

1.2    PERFORMANCE ASSESSMENT

The Corporate Governance and Nominating Committee, together with the Board Chair and the Lead Director, annually supervises the performance assessment of each Committee chair and reports to the Board on such assessment.

53

SCHEDULE I

MANDATE OF THE LEAD DIRECTOR

The Lead Director is appointed by the Board of Directors of the Corporation (the "Board"). The Lead Director must be independent within the meaning of the Securities Act (Québec) and the regulations adopted thereunder. The Lead Director’s key role is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently and (ii) carries out its duties in this regard effectively. The Lead Director’s responsibilities include:

•	Chairing all the meetings of independent directors;

•	Chairing the meetings of the Board where the non-independent members are in a conflict of interest or do not participate in discussions relating to an agenda item and do not participate in the vote;

•	Approving the proposed agendas for the meetings he chairs;

•
Taking reasonable measures to ensure that the meetings of independent directors are conducted in such a manner as to promote discussion and allow for the efficient and effective review and discussion of the issues submitted to the independent directors;

•	Reporting to the Chair of the Board on the discussions held during meetings of the independent directors;

•
In collaboration with the Chair of the Corporate Governance and Nominating Committee and the Executive Chair of the Board, participates in the annual self-evaluation of the directors on their efficiency and contribution;

•	Performing such other functions as may be reasonably requested by the Board or the Chair of the Board.

Performance Assessment

The Corporate Governance and Nominating Committee annually oversees the assessment of the Lead Director and reports to the Board.

54